  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1996.

                                                     REGISTRATION NO. 333-06907

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            ATRIA COMMUNITIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     8361                    61-1303738
                               (PRIMARY STANDARD          (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL             IDENTIFICATION NO.)
     JURISDICTION OF          CLASSIFICATION CODE
    INCORPORATION OR                NUMBER)
      ORGANIZATION)

                            515 WEST MARKET STREET
                          LOUISVILLE, KENTUCKY 40202
                                (502) 596-7540
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             W. PATRICK MULLOY, II
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ATRIA COMMUNITIES, INC.
                            515 WEST MARKET STREET
                           LOUISVILLE KENTUCKY 40202
                                (502) 596-7540
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         IVAN M. DIAMOND, ESQ.                 J. VAUGHAN CURTIS, ESQ.
    GREENEBAUM DOLL & MCDONALD PLLC                 ALSTON & BIRD
       3300 NATIONAL CITY TOWER                  ONE ATLANTIC CENTER
      LOUISVILLE, KENTUCKY 40202             1201 WEST PEACHTREE STREET
            (502) 589-4200                   ATLANTA, GEORGIA 30309-3424
                                                   (404) 881-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                            ATRIA COMMUNITIES, INC.

               CROSS-REFERENCE SHEET PURSUANT TO REGULATION S-K,
              ITEM 501(B), SHOWING THE LOCATION IN THE PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

  FORM S-1                                                  LOCATION OR
 ITEM NO. 1                CAPTION                     CAPTION IN PROSPECTUS
 ----------                -------                     ---------------------
   1.       Forepart of the Registration
             Statement and Outside Page of
             Prospectus.........................   Outside Front Cover Page
   2.       Inside Front and Outside Back Cover
             Pages of Prospectus................   Inside Front and Outside
                                                    Back Cover Pages;
                                                    Additional Information
   3.       Summary Information, Risk Factors
             and Ratio of Earnings to Fixed        Prospectus Summary; Risk
             Charges............................    Factors; Business
   4.       Use of Proceeds.....................   Use of Proceeds
   5.       Determination of Offering Price.....   Underwriting
   6.       Dilution............................   Dilution
   7.       Selling Security Holders............   Not Applicable
   8.       Plan of Distribution................   Outside Front Cover Page;
                                                    Underwriting
   9.       Description of Securities to be        Description of Capital Stock
             Registered.........................
  10.       Interests of Named Experts and         Legal Matters; Experts
             Counsel............................
  11.       Information with Respect to the        Outside Front Cover Page;
             Registrant.........................    Prospectus Summary; Risk
                                                    Factors; The Company and
                                                    its Predecessors; Use of
                                                    Proceeds; Dividend Policy;
                                                    Capitalization; Dilution;
                                                    Selected Combined Financial
                                                    Data; Management's
                                                    Discussion and Analysis of
                                                    Financial Condition and
                                                    Results of Operations;
                                                    Business; Management;
                                                    Certain Transactions;
                                                    Principal Stockholders;
                                                    Description of Capital
                                                    Stock; and Shares Eligible
                                                    for Future Sale
  12.       Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities........................   Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                              JULY 29, 1996

                                5,000,000 Shares

                                      LOGO
                                  Common Stock

                                   --------

  All of the 5,000,000 shares of Common Stock offered hereby are being sold by Atria Communities, Inc. (the "Company" or "Atria"), a wholly owned subsidiary of Vencor, Inc. ("Vencor"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for the factors to be considered in determining the initial offering price.

  Upon completion of this offering, Vencor will own 66.2% of the Common Stock (63.1% if the Underwriters' over-allotment option is exercised in full). Accordingly, Vencor will be able to control the management and operations of the Company. See "Risk Factors--Control by Principal Stockholder."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" ON PAGE 6.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                   --------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               PRICE    UNDERWRITING   PROCEEDS
                                                TO      DISCOUNTS AND     TO
                                              PUBLIC     COMMISSIONS  COMPANY(1)
- --------------------------------------------------------------------------------
Per Share.................................    $             $           $
- --------------------------------------------------------------------------------
Total(2)..................................  $            $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Before deducting expenses of the offering estimated at $850,000.
(2) The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or
about August   , 1996.

Alex. Brown & Sons
  INCORPORATED
                              Morgan Stanley & Co.
                                  INCORPORATED
                                                             J.C. Bradford & Co.

                  THE DATE OF THIS PROSPECTUS IS       , 1996.

[Photograph of an Atria community                   [Photograph of an
with southwestern design and                        employee of Atria
palm trees.]                                        with a resident.]


Atria communities feature unique                    Atria's higher-acuity model
architecture designed to blend                      allows residents to "age in
into the surrounding landscape                      place" by incorporating
with common internal layouts that                   rehabilitation and home
allow for construction efficiencies.                health services.

                           [ATRIA LOGO APPEARS HERE]

[United States map indicating                       [Photograph of Atria
Vencor hospitals and Vencor                         residents - 4 women and
nursing facilities.]                                one man.]

Wherever feasible, Atria will                       Atria focuses on private
network with Vencor's long-term                     pay, middle- and
care hospitals and skilled                          upper-income residents.
nursing facilities to combine
available resources.



Our vision of assisted living is a residential community which recognizes, enhances and celebrates the value of individuals by promoting their independence and dignity while providing assistance with daily living.

Our mission is to be the leading provider of senior living services by delivering consistent, high-quality, innovative services to our residents and their community.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and combined financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Atria Communities, Inc. is a national provider of assisted and independent living communities for the elderly. The Company currently operates 22 communities in 13 states with a total of 3,022 units, including 650 assisted living units and 2,372 independent living units. The Company owns 16 of these communities, holds a majority interest in two communities, leases two communities and manages two communities. The Company also has 13 assisted living communities under development with a total of approximately 850 units. For the year ended December 31, 1995, the Company had revenues and net income of $48.0 million and $3.4 million, respectively, and had an average occupancy rate of 94.5%. For the six-month period ended June 30, 1996, the Company had revenues and net income of $25.4 million and $1.7 million, respectively, and had an average occupancy rate of 95.6%. Substantially all of the Company's revenues are from private pay sources.

  The assisted and independent living industries are rapidly emerging components of the non-acute health care system for the elderly. The assisted living industry serves the long-term care needs of the elderly who do not require the more extensive medical services available in skilled nursing facilities, yet who are no longer capable of a totally independent lifestyle. Assisted living residents typically require assistance with two to three activities of daily living ("ADLs"), such as eating, grooming and bathing, personal hygiene and toileting, dressing, transportation, walking and medication reminders. The independent living industry serves the long-term care needs of elderly individuals who require only occasional assistance with ADLs and who no longer desire, or cannot maintain, a totally independent lifestyle.

  According to industry estimates, the assisted and independent living industries represented approximately $10 to $12 billion in revenue in 1995. The Company believes that growth in these industries is being driven by the continued aging of the population and the increase in demand for elder-care services; cost-containment efforts that limit access to acute care hospitals and skilled nursing facilities for the elderly with less intensive medical needs; changing societal patterns that make it difficult for families to provide in-home care to the elderly; and an increasing awareness among the elderly that assisted and independent living communities afford a cost-effective, secure and attractive lifestyle.

  Atria's objective is to expand its position as a national provider of high-quality assisted and independent living services. Key elements of the Company's strategy are to: (i) develop or acquire 60 to 85 additional assisted living communities by the year 2000 (including 13 communities currently being developed) and to convert at least 750 of its existing independent living units to assisted living units; (ii) network its operations with Vencor's health care delivery system where appropriate; (iii) pursue a higher acuity model of care enabling residents to "age in place;" and (iv) continue to focus on private pay, middle- and upper-income residents.

  Prior to completion of this offering, all of the Company's assisted and independent living communities have been operated by Vencor. Vencor and its predecessors have operated assisted and independent living communities for over a decade. Vencor operates an integrated network of health care services primarily focusing on the needs of the elderly. After completion of this offering, Vencor will own 66.2% of the outstanding Common Stock (63.1% if the Underwriters' over-allotment option is exercised in full). In order to facilitate an orderly transition of the Company from a division of Vencor to a separate publicly held entity, Vencor will initially provide certain administrative and support services to the Company. As a separate public company, management believes that it will be able to accelerate the development and acquisition of assisted living facilities. Furthermore, Atria will have independent access to capital, an enhanced ability to incentivize management and a management team focused solely on the Company's business.

                                  THE OFFERING

Common Stock offered hereby............. 5,000,000 shares

Common Stock to be outstanding after     15,095,000 shares(1)
 this offering..........................

Use of proceeds.........................
                                         To finance the development and
                                         acquisition of additional assisted
                                         living communities, and for working
                                         capital and other general corporate
                                         purposes.

Proposed Nasdaq National Market          ATRC
 symbol.................................
- --------

(1) Excludes options to purchase 639,500 shares of Common Stock at the initial public offering price per share and includes 95,000 restricted shares of Common Stock that vest over a two-year period following this offering. See "Management--Non-Employee Directors 1996 Stock Incentive Plan," "--Employee Awards Granted," "--Vencor Employee Option Grants" and "--1996 Stock Ownership Incentive Plan."

                SUMMARY COMBINED FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                            YEARS ENDED           YEARS ENDED                SIX MONTHS ENDED
                              MAY 31,            DECEMBER 31,                    JUNE 30,
                          ----------------  -----------------------------    ------------------
                          1992(1)  1993(1)   1993       1994       1995        1995     1996
                          -------  -------  -------    -------    -------    --------  --------
STATEMENTS OF OPERATIONS
 DATA:
 Revenues...............  $31,664  $36,479  $35,870    $39,758    $47,976    $ 23,264   25,448
 Operating income
  (loss)................   (2,164)   2,843    4,156(2)   9,551(3)  10,100(4)    4,928    4,791(5)
 Income (loss) before
  income taxes and
  extraordinary loss....   (7,874)  (1,770)   1,003(2)   6,343(3)   5,925(4)    2,696    2,867(5)
 Income (loss) before
  extraordinary loss....   (4,764)  (1,071)     607(2)   3,837(3)   3,584(4)    1,631    1,734(5)
 Net income (loss)......   (4,764)  (1,071)     504      3,837      3,438       1,631    1,734
 Pro forma earnings per
  common share before
  extraordinary loss....                                          $   .24              $   .11
 Shares used in
  computing earnings per
  common share..........                                           15,095               15,095
STATISTICAL DATA:
 Number of
  communities(6):
 Owned and leased.......       21       20       19         19         20          20       20
 Managed................        2        2        2          2          2           2        2
                          -------  -------  -------    -------    -------    --------  -------
  Total.................       23       22       21         21         22          22       22
                          =======  =======  =======    =======    =======    ========  =======
 Number of units(6):
 Owned and leased.......    2,900    2,734    2,574      2,531      2,603       2,603    2,603
 Managed................      419      419      419        419        419         419      419
                          -------  -------  -------    -------    -------    --------  -------
  Total.................    3,319    3,153    2,993      2,950      3,022       3,022    3,022
                          =======  =======  =======    =======    =======    ========  =======
 Average occupancy(7)...     80.9%    87.1%    90.8%      93.8%      94.5%       93.2%    95.6%

                               JUNE 30, 1996
                          -----------------------
                           ACTUAL  AS ADJUSTED(8)
                          -------- --------------
BALANCE SHEET DATA:
 Cash and cash
  equivalents............ $  4,149    $ 63,749
 Assets..................  141,616     201,216
 Long-term debt,
  including amounts due
  within one year........  104,411     104,411
 Stockholder's equity....   27,544      87,144

- --------
(1) For accounting purposes, the historical combined financial information of Atria for years 1991 and 1992 are based upon the previous fiscal reporting periods of such entities which most closely approximate the respective calendar year. Accordingly, operating results for the five months ended May 31, 1993 are included in both May 31, 1993 and December 31, 1993 disclosures. Revenues and net income for such period approximated $15.6 million and $61,000, respectively.
(2) Includes $266,000 ($160,000 net of tax) of income related to settlement of certain litigation.
(3) Includes $1.3 million of income ($750,000 net of tax) related to settlement of certain litigation and a $425,000 ($255,000 net of tax) gain on the sale of property.
(4) Includes a charge of $600,000 ($360,000 net of tax or $.02 per common share on a pro forma basis) related to the writedown of undeveloped property to net realizable value.

(5) Includes a charge of $1.1 million ($630,000 net of tax or $.04 per common share on a pro forma basis) related to the settlement of certain litigation.

(6) At end of period.

(7) Average occupancy is calculated by dividing the number of occupied units by the total number of available units during the respective period.

(8) Adjusted to give effect for the sale by the Company of 5,000,000 shares of Common Stock (assuming an initial public offering price of $13.00) and the application of the net proceeds thereof.

  At or before completion of this offering, Vencor will contribute to the Company substantially all of its assisted and independent living communities in exchange for shares of Common Stock and the Company will assume certain liabilities related to such communities (the "Contribution Transaction"). Unless otherwise indicated, all share and financial information set forth herein assumes (i) completion of the Contribution Transaction and the issuance of 95,000 restricted shares of Common Stock upon completion of this offering and (ii) no exercise of the Underwriters' over-allotment option. All references in this Prospectus to the "Company" or "Atria" mean Atria Communities, Inc. and its subsidiaries, or the assisted and independent living communities held by Vencor prior to the Contribution Transaction.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

FINANCIAL RISKS ASSOCIATED WITH EXPANSION PROGRAM

  Newly developed assisted living communities are expected to incur operating losses during the first twelve months of operations of between $150,000 and $250,000 for a 90-unit community. Once opened, the Company estimates that it will take an average of twelve months for its communities to achieve targeted occupancy levels. The Company may incur additional operating losses if it fails to achieve expected occupancy rates at newly developed communities or if expenses related to the development, acquisition or operation of new communities exceed expectations. The risks associated with the Company's development of additional assisted living communities and uncertainties regarding the profitability of such operations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Development Program."

DEVELOPMENT AND CONSTRUCTION RISKS

  The Company intends to develop or acquire 60 to 85 additional assisted living communities by the year 2000 (including 13 communities currently being developed). The Company's ability to expand at this pace will depend upon a number of factors, including, but not limited to, the Company's ability to acquire suitable properties or communities at reasonable prices; the Company's success in obtaining necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations; and the Company's ability to control construction and renovation costs and project completion schedules. In addition, the Company's development plan is subject to numerous factors outside its control, including competition for acquisitions, shortages of, or the inability to obtain, labor or materials, changes in applicable laws or regulations or in the method of applying such laws and regulations, the failure of general contractors or subcontractors to perform under their contracts, strikes and adverse weather. The Company's business, financial condition and results of operations could be materially and adversely affected if the Company is unable to achieve its development plan. See "Business--Development Program."

  In addition, the Company will rely initially on Vencor for certain services in connection with development projects pursuant to an Administrative Services Agreement. The Administrative Services Agreement has an initial term of one year and thereafter may be renewed on a month-to-month basis and terminated by either party on 60 days' prior written notice. The Company does not currently have a substantial internal development staff but it has retained third parties to locate suitable sites for new assisted living communities and to handle other aspects of the development process on a contract basis. Final approval of all development sites will be made by officers of the Company. If Vencor terminates the Administrative Services Agreement before the Company is able to expand its development staff or if the Company is unable to continue to retain third-party sources to assist in the development process, the Company's ability to execute its development and growth plans and the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business--Business Strategy," "-- Development Program" and "Certain Transactions."

ACQUISITION RISKS; DIFFICULTIES OF INTEGRATION

  In addition to developing additional assisted living communities, the Company currently plans to acquire additional assisted living facilities or other properties that can be repositioned as Atria assisted living communities. The Company has not entered into any agreements with respect to any material acquisitions. There can be no assurance that the Company's acquisition of assisted living facilities will be completed at the rate currently expected, if at all. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition and the ability of the Company to integrate effectively the operations of acquired facilities. Any failure by the Company to identify suitable candidates for acquisition, or integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "--Development Program."

ABSENCE OF HISTORY AS A STAND-ALONE COMPANY AND NEW MANAGEMENT

  Although the Company's predecessors have operated assisted and independent living communities for over a decade, the Company itself has never operated as a stand-alone company. Certain officers, including the President and Chief Executive Officer of the Company, do not have experience in the assisted and independent living industry. After this offering, the Company will continue to be a subsidiary of Vencor, but will operate as a separate public company. Vencor will have no obligation to provide assistance to the Company except as described in the Administrative Services Agreement and the Services Agreements. There can be no assurance that upon termination of such agreements the Company will have adequate staffing to perform the functions Vencor performed for the Company. The Administrative Services Agreement and the Services Agreements each have a one-year term and upon expiration may be renewed on a month-to-month basis or terminated by either party on 60 days' prior written notice. Termination of these agreements before the Company is able to provide such services could have a material adverse effect on the Company's business, financial condition and results of operations. See "Certain Transactions."

CONTROL BY PRINCIPAL STOCKHOLDER

  Upon completion of this offering, Vencor will own 66.2% of the outstanding Common Stock (63.1% if the Underwriters' over-allotment option is exercised in full) and, accordingly, will be in a position to elect all of the directors of the Company and effectively control the management and operations of the Company. Initially, four of the seven directors will be officers or directors of Vencor and only two directors of the Company will be independent directors who are not Vencor affiliates or employees of the Company. Upon completion of this offering, Vencor will enter into a Voting Agreement pursuant to which it will agree to vote all of its shares of Common Stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors. The Voting Agreement will continue in effect for five years from the date of this offering so long as Vencor beneficially owns 30% or more of the Common Stock. The concentration of ownership in Vencor may have a limiting effect on the price and trading volume of the Common Stock and may inhibit changes in control of the Company. See "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock."

RELATIONSHIP WITH VENCOR; CONFLICTS OF INTEREST

  Certain directors and officers of Vencor, who are also directors of the Company, and Vencor, as the Company's controlling stockholder, have conflicts of interest with respect to certain transactions concerning the Company. When the interests of Vencor and the Company diverge, Vencor may exercise its influence in its own best interests. The Company anticipates resolving potential conflicts of interest on a case-by-case basis, which may include the use of committees comprised of disinterested directors and the retention of independent financial and other advisors. See "Management," "Certain Transactions," and "Principal Stockholders."

  The Company and Vencor have entered into certain agreements including an Administrative Services Agreement, an Incorporation Agreement, a Tax Sharing Agreement, a Registration Rights Agreement, a Guaranty Fee Agreement and Services Agreements (the "Vencor Agreements") to resolve certain issues in connection with the Contribution Transaction and to specify certain services to be provided to the Company by Vencor. For example, under the Administrative Services Agreement, Vencor will provide certain administrative services to the Company, including finance and accounting, human resources, risk management, legal support, market planning and information systems support. The annual fee payable to Vencor under the Administrative Services Agreement is $660,000. The Incorporation Agreement provides for the Company to pay Vencor $150,000 for its assistance in connection with this offering. The maximum guaranty fee that the Company intends to pay Vencor in connection with the Guaranty Fee Agreement is $1,500,000 per year. The maximum amount that the Company expects to pay Vencor in connection with the Services Agreements is $150,000 per year. These agreements were negotiated by officers of Vencor and the Company while the Company was a wholly owned subsidiary of Vencor. Accordingly, there is no assurance that (i) the terms and conditions of these arrangements are as favorable to the Company as those the Company could have obtained from unaffiliated third parties; or (ii) such arrangements will not be terminated or modified in the future. Although Vencor has advised the Company that it does not intend to compete with the Company, the Vencor Agreements do not contain any covenant not to compete or similar restrictions prohibiting Vencor from developing or acquiring and operating its own assisted or independent living communities following completion of this offering. See "Certain Transactions."

  The Company intends to develop communities in close proximity to Vencor's facilities, which may facilitate participating with Vencor in providing services to HMOs and other managed care companies. The Company also expects that the geographic proximity to Vencor's nursing and hospital facilities will foster transfers between the Company's communities and Vencor's facilities. There can be no assurance that any such networking potential will be realized.

NEED FOR ADDITIONAL FINANCING

  To achieve its growth objectives, the Company will need to obtain substantial additional financing to fund its development, construction and acquisition activities. The estimated cost to complete 60 to 85 assisted living communities targeted for development or acquisition by the year 2000 substantially exceeds the net proceeds from this offering. Accordingly, the Company's future growth will depend on its ability to obtain additional financing on acceptable terms. The Company currently estimates that the net proceeds from this offering together with anticipated financing commitments and financing expected to be available, will be sufficient to fund its development and acquisition program for approximately 18 months following completion of this offering. There can be no assurance, however, that the Company will not be required to obtain additional capital at an earlier date. The Company may from time to time seek additional financing through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to the Company. Insufficient financial resources may require the Company to delay or eliminate all or some of its development projects and acquisition plans, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS OF INDEBTEDNESS

  Leverage. At June 30, 1996, the Company had long-term debt, including amounts due within one year, of $104.4 million. The amount of debt and debt-related payments is expected to increase substantially as the Company pursues its growth strategy. As a result, an increasing portion of the Company's cash flow will be devoted to debt service and related payments and the Company will be subject to risks normally associated with increased financial leverage. There can be no assurance that the Company will generate sufficient cash flows from operations to cover required interest, principal and any operating lease payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Risk of Rising Interest Rates. At June 30, 1996, $71.3 million in principal amount of the Company's indebtedness bore interest at floating rates. In addition, indebtedness that the Company may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase the Company's interest payment obligations and could have a material adverse effect on the Company's business, financial condition and results of operations.

  Bond Financing and Income Qualified Residents. Eight of the Company's assisted living and independent living communities have been financed in whole or in part by industrial revenue bonds. Under the terms of such bonds, the Company is required to rent approximately 250 assisted and independent living units to individuals who have incomes which are 80% or less of the average income levels in a designated market. In certain cases, the Company's ability to increase prices in communities with such bond financing (in response to higher operating costs or other inflationary factors) could be limited if it affects the ability of the Company to attract and retain residents with qualifying incomes. Failure to satisfy these requirements constitutes an event of default under the bonds, thereby accelerating their maturity. At June 30, 1996, outstanding amounts under the bonds totaled $62.1 million. See "Business--Funding for Assisted and Independent Living Care" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity Capital Resources."

  Proposed Atria Credit Facility. At or shortly after consummation of this offering, the Company expects to enter into a bank credit facility (the "Atria Credit Facility") aggregating up to $200.0 million which will bear interest at floating rates and which will be secured by its properties, the capital stock of the Company's subsidiaries and intercompany indebtedness owed to the Company by its subsidiaries. Any borrowings under the Atria Credit Facility will increase the Company's leverage and will bear the risk of rising interest rates. The terms of the Atria Credit Facility have not been finalized and there can be no assurance that the Company will be successful in consummating such financing. It is also contemplated that the Atria Credit Facility will contain various affirmative, negative and financial covenants. The Atria Credit Facility will be conditioned upon, among other things, completion of this offering (the net proceeds from which must aggregate at least $50.0 million), the absence of a change in control of the Company, Vencor's ownership of a stipulated amount of Common Stock upon the completion of this offering and Vencor maintaining at least a 30% ownership interest thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 4 of Notes to Combined Financial Statements.

  Consequences of Default. There can be no assurance that the Company will generate sufficient cash flows from operations to cover required interest, principal and operating lease payments. Any payment or other default could cause the lender to foreclose upon the communities securing such indebtedness, with a consequent loss of income and asset value to the Company. In certain cases, indebtedness secured by a community is also secured by a pledge of the Company's interests in the community. In the event of a default with respect to any such indebtedness, the lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the community. Further, because most of the Company's mortgages contain cross-default and cross-collateralization provisions, a default by the Company on one of its payment obligations could adversely affect a significant number of the Company's other properties.

VARIATIONS IN OPERATING RESULTS

  Although the Company was profitable in 1993, 1994, 1995 and the first six months of 1996, there can be no assurance that revenue growth or profitability will not fluctuate on a quarterly or annual basis in the future. The Company may experience variations in quarterly and annual operating results. Quarterly or annual variations may result from the timing of opening new communities and the rate at which certain occupancy levels are achieved. The Company's operating results for any particular quarter or year may not be indicative of results for future periods. See "Risk Factors--Financial Risks Associated with Expansion Program" and "Business--Development Program."

MANAGEMENT OF PLANNED RAPID GROWTH

  The Company's success will depend, in part, on its ability to manage its planned rapid growth. The Company does not presently have adequate staff to manage its planned growth and will rely on Vencor to provide many internal management functions. The Company will need to expand its operational, financial and management information systems and continue to attract, motivate and retain key employees. If the

Company does not manage its growth effectively, its business, financial condition and results of operations could be materially and adversely affected. See "Risk Factors--Absence of History as a Stand-Alone Company and New Management," "--Relationship with Vencor; Conflicts of Interest" and "Certain Transactions."

DEPENDENCE ON PRIVATE PAY RESIDENTS

  The Company currently relies, and in the foreseeable future expects to rely, primarily on the ability of residents to pay for the Company's charges from their own financial resources. Inflation or other circumstances which adversely affect the ability of the elderly to pay for the Company's services could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Funding for Assisted and Independent Living Care."

HIGHLY COMPETITIVE INDUSTRY

  The assisted living industry is highly competitive. The Company faces competition from numerous local, regional and national providers of assisted living and long-term care. The Company also competes with companies providing home-based health care. Some of the Company's competitors operate on a not-for-profit basis or as charitable organizations. Also, many of the Company's competitors are significantly larger and have greater financial resources than the Company. The Company believes that the assisted living industry will become even more competitive in the future. Regulatory barriers to entry into the assisted living industry are generally not substantial. If the development of new assisted living facilities surpasses the demand for such facilities in particular markets, such markets may become saturated. The Company also expects to compete for acquisitions of additional assisted living facilities and properties. There can be no assurance that competition will not limit the Company's ability to attract residents or expand its business or have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

GOVERNMENT REGULATION

  The health care industry is subject to extensive regulation and frequent regulatory change. At this time, no federal laws or regulations specifically define or regulate assisted or independent living facilities. While a number of states have not yet enacted specific assisted living regulations, the Company's communities are subject to regulation, licensing, certificate of need requirements and permitting by state and local health and social service agencies and other regulatory authorities. Requirements vary from state to state. Changes in existing laws and regulations, adoption of new laws and regulations and new interpretations of existing laws and regulations could have a material impact on the Company's operations. The Company believes that such regulation will increase in the future. In addition, health care providers are receiving increased scrutiny under anti-trust laws as the integration and consolidation of health care delivery increases and affects competition. Regulation of the assisted living industry is evolving. The Company is unable to predict the content of new regulations and their effect on its business. There can be no assurance that the Company's operations will not be adversely affected by regulatory developments. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

  Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Vencor provides certain services to residents of the Company's communities. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws vary, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in the Medicare and Medicaid programs. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company. See "Business--Government Regulation."

  Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

LABOR COSTS

  The Company competes with various health care providers and other employers for qualified and skilled personnel. The Company's labor costs will increase over time. The Company's business, financial condition and results of operations could be adversely affected if the Company is unable to control its labor costs. See "Business--Employees."

ENVIRONMENTAL RISKS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances that may be located on, in or under the property. These laws and regulations may impose liability regardless of whether the owner or operator was responsible for, or knew of, the presence of the hazardous or toxic substances. The liability of the owner or operator and the cost of any required remediation or removal of hazardous or toxic substances could exceed the property's value. In connection with the ownership or operation of its communities, the Company could be liable for these costs. As a result, the presence of hazardous or toxic substances at any property held or operated by the Company or acquired or operated by the Company in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

LIABILITY AND INSURANCE

  In recent years, the long-term care industry has experienced an increase in the number of lawsuits alleging negligence and other legal theories, many of which involve significant legal costs and substantial claims. Vencor maintains, and the Company intends to secure, by completion of this offering, insurance policies in amounts and with such coverage as it deems appropriate for its operations. There can be no assurance, however, that the Company will be able to continue to obtain sufficient liability insurance coverage in the future or that such coverage will be available on acceptable terms. A successful claim in excess of the Company's coverage or not covered by the Company's insurance could have a material adverse effect on the Company's business, financial condition and results of operations. Claims against the Company, regardless of their merit or outcome, may involve significant legal costs and require management to devote considerable time which would otherwise be utilized in the operation of the Company.

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation and Amended and Restated By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire or take control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, commencing with the 1997 Annual Meeting of Stockholders, the Company's Board of Directors will be divided into three classes, each of which will serve for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" for three years following the date such person became an interested stockholder unless certain conditions are satisfied. As a result, third parties may be discouraged from attempting to acquire or take control of the Company. See "Risk Factors--Control by Principal Stockholder" and "Description of Capital Stock--Certain Corporate Governance Matters."

SUBSTANTIAL AND IMMEDIATE DILUTION

  Purchasers of the Common Stock in this offering will experience substantial and immediate dilution in the net tangible book value per share of their investment of $7.33 per share of Common Stock (assuming an initial public offering price of $13.00 per share). See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 15,095,000 shares of Common Stock outstanding (15,845,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 5,000,000 shares sold in this offering will be freely transferable without restriction or limitation under the Securities Act of 1933, as amended ("Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act. The remaining 10,095,000 shares constitute "restricted securities" within the meaning of Rule 144 such that the sale of such securities would be restricted for two years (one year if certain proposed amendments to Rule 144 are adopted). Vencor holds 10,000,000 of the restricted shares and nine officers and directors of the Company will hold the remaining 95,000 restricted shares. Commencing 180 days following completion of this offering, Vencor will be entitled to certain demand and incidental registration rights with respect to such shares. If Vencor, by exercising its demand registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Common Stock. Further, the Company intends to register within 180 days of the date of this offering, 1,250,000 shares of Common Stock reserved for issuance pursuant to the Company's incentive compensation programs. At the date of this offering, the Company anticipates that it will have outstanding options to purchase 639,500 shares of Common Stock. The options become exercisable in four equal installments beginning one year from the date of grant. Sales of substantial amounts of shares of Common Stock in the public market after this offering or the perception that such sales could occur may materially and adversely affect the market price of the Common Stock and the Company's ability to obtain additional capital. See "Description of Capital Stock--Registration Rights Agreement" and "Shares Eligible for Future Sale."

  Subject to certain exceptions, Vencor, the Company and the Company's directors and executive officers have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Underwriting."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for the Common Stock after this offering. The trading volume of the Common Stock following this offering is expected to be limited because Vencor will hold 66.2% of the outstanding Common Stock (63.1% if the Underwriters' over-allotment option is exercised in full). The initial public offering price of the Common Stock will be based on negotiations between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have frequently been unrelated to the performance of particular companies. Such market fluctuations may materially and adversely affect the market price of the Common Stock.

                       THE COMPANY AND ITS PREDECESSORS

  The Company was incorporated in Delaware on May 1, 1996, as a wholly owned subsidiary of Vencor. Vencor operates an integrated network of health care services primarily focusing on the needs of the elderly. At or prior to completion of this offering, Vencor will contribute to the Company substantially all of its assisted and independent living communities in exchange for shares of Common Stock and the Company will assume certain liabilities related to such communities.

  On September 28, 1995, Vencor consummated a merger (the "Hillhaven Merger") with The Hillhaven Corporation ("Hillhaven"). Prior to the Hillhaven Merger, Hillhaven and its subsidiaries operated the communities now operated by the Company. Also, prior to the Hillhaven Merger, Hillhaven consummated a share exchange (the "Nationwide Exchange") with Nationwide Care, Inc. ("Nationwide") on June 30, 1995. Four of the communities now operated by the Company were operated by Nationwide until the effective date of the Nationwide Exchange, and from that date until the consummation of the Hillhaven Merger, by Hillhaven.

  The Company's executive offices are located at 515 West Market Street, Louisville, Kentucky 40202, and its telephone number is (502) 596-7540.

                                USE OF PROCEEDS

  The net proceeds to the Company of this offering are estimated to be approximately $59.6 million ($68.7 million if the Underwriters' over-allotment option is exercised in full), assuming an initial offering price of $13.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company expects to use substantially all of the net proceeds to finance the development and acquisition of additional assisted living communities, and for working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds in short-term investment grade, interest-bearing securities or certificates of deposit. The Company does not have any current agreements or understandings to acquire any additional facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Business Strategy."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock and currently plans to retain future earnings to finance the growth of the Company's business rather than to pay cash dividends. Payment of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed relevant by the Board of Directors. It is also anticipated that the proposed Atria Credit Facility will prohibit the Company from paying cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth as of June 30, 1996, the pro forma capitalization of the Company (i) after giving effect to the Contribution Transaction but without giving effect to this offering, and (ii) as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming an initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom, all as if they occurred on June 30, 1996 (in thousands):

                                                              JUNE 30, 1996
                                                          ---------------------
                                                                     PRO FORMA
                                                          PRO FORMA AS ADJUSTED
                                                          --------- -----------
Long-term debt, including amounts due within one year.... $104,411   $104,411
                                                          --------   --------
Stockholders' equity:
  Preferred stock, $1.00 par value, 5,000,000 shares au-
   thorized;
   none issued and outstanding........................... $      -   $      -
  Common stock, $.10 par value; 50,000,000 shares autho-
   rized;
   issued and outstanding, 10,095,000 shares (pro forma)
   and 15,095,000 shares (pro forma as adjusted)(1)......    1,010      1,510
  Additional paid-in capital............................. 26,534     85,634
                                                          --------   --------
  Total stockholders' equity............................. 27,544     87,144
                                                          --------   --------
    Total capitalization................................. $131,955   $191,555
                                                          ========   ========

- --------

(1) Excludes options to purchase 639,500 shares of Common Stock at the initial public offering price and includes 95,000 restricted shares of Common Stock that vest over a two-year period following this offering. In addition, 605,500 shares of Common Stock will be available under the Company's incentive compensation plans for future grants. See "Management--Non-Employee Directors 1996 Stock Incentive Plan," "-- Employee Awards Granted," "--Vencor Employee Option Grants" and "--1996 Stock Ownership Incentive Plan."

                                   DILUTION

  The Company's pro forma net tangible book value at June 30, 1996 was approximately $26.0 million or $2.57 per share of Common Stock. Net tangible book value represents the Company's total tangible assets less total liabilities divided by 10,095,000 shares of Common Stock outstanding. After giving effect to the sale of 5,000,000 shares of Common Stock pursuant to this offering (assuming an initial public offering price of $13.00 per share) and the application by the Company of the estimated net proceeds therefrom, the Company will have 15,095,000 shares of Common Stock outstanding with a pro forma adjusted net tangible book value at June 30, 1996, of approximately $85.6 million or $5.67 per share. This represents an immediate increase in net tangible book value of $3.10 per share to existing investors and an immediate dilution of $7.33 per share in net tangible book value per share to new investors in this offering, as illustrated by the following:

Assumed public offering price per share..........................       $13.00
Pro forma net tangible book value per share prior to this offer-
 ing(1).......................................................... $2.57
Increase per share attributable to new investors.................  3.10
                                                                  -----
Pro forma adjusted net tangible book value per share after this
 offering........................................................         5.67
                                                                        ------
Net tangible book value dilution per share to new investors(2)...       $ 7.33
                                                                        ======

  The following table summarizes on a pro forma basis at June 30, 1996, certain differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing investors and by the new investors purchasing shares in this offering (based upon an assumed initial public offering price of $13.00 per share) (dollars in thousands, except per share amounts):

                             SHARES PURCHASED   TOTAL CONSIDERATION     AVERAGE
                            ------------------ ----------------------    PRICE
                              NUMBER   PERCENT   AMOUNT     PERCENT    PER SHARE
                            ---------- ------- ----------- ----------  ---------
Existing investors(1)...... 10,095,000   66.9% $    27,544       29.8%  $ 2.73
New investors..............  5,000,000   33.1       65,000       70.2    13.00
                            ----------  -----  -----------  ---------
  Total.................... 15,095,000  100.0%     $92,544      100.0%
                            ==========  =====  ===========  =========

- --------

(1) Excludes options to purchase up to 639,500 shares of Common Stock at the initial public offering price per share and includes 95,000 restricted shares of Common Stock that vest over a two-year period following this offering. See "Management--Non-Employee Directors 1996 Stock Incentive Plan," "--Employee Awards Granted," "--Vencor Employee Option Grants" and "--1996 Stock Ownership Incentive Plan."

(2) Dilution is determined, after giving effect to this offering, by subtracting pro forma net tangible book value per share from the assumed initial public offering price of $13.00 per share. Dilution to new investors will be $7.03 per share if the Underwriters' over-allotment option is exercised in full.

                       SELECTED COMBINED FINANCIAL DATA

  The following table sets forth selected combined financial and statistical data of the Company which have been derived from the consolidated financial statements of Vencor and is presented as if the Company had been operated as a separate entity. The financial statements of the Company for the years ended December 31, 1993, 1994 and 1995 have been audited by Ernst & Young LLP, independent auditors. The selected financial data for the years ended May 31, 1992 and 1993 and the six months ended June 30, 1995 and 1996 were derived from unaudited consolidated financial statements of Vencor and include all adjustments which management considers necessary for a fair presentation of financial position and results of operations for the respective periods. The following data should be read in conjunction with the combined financial statements of the Company included elsewhere in this Prospectus:

                             YEARS ENDED             YEARS ENDED            SIX MONTHS ENDED
                               MAY 31,               DECEMBER 31,               JUNE 30,
                          ------------------  ----------------------------  ------------------
                          1992(1)   1993(1)     1993      1994      1995      1995      1996
                          --------  --------  --------  --------  --------  --------  --------
                              (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Revenues...............  $ 31,664  $ 36,479  $ 35,870  $ 39,758  $ 47,976  $ 23,264  $ 25,448
                          --------  --------  --------  --------  --------  --------  --------
 Salaries, wages and
  benefits..............    13,898    14,620    14,735    14,638    17,455     8,515     9,404
 Supplies...............     3,289     4,199     4,360     4,023     4,860     2,359     2,450
 Rent...................     1,832       563       351       333       383       196       199
 Depreciation and
  amortization..........     4,751     5,025     4,503     4,541     5,113     2,552     2,625
 Non-recurring
  transactions..........         -         -      (266)   (1,675)      600         -     1,050
 Other operating
  expenses..............    10,058     9,229     8,031     8,347     9,465     4,714     4,929
                          --------  --------  --------  --------  --------  --------  --------
                            33,828    33,636    31,714    30,207    37,876    18,336    20,657
                          --------  --------  --------  --------  --------  --------  --------
 Operating income
  (loss)................    (2,164)    2,843     4,156     9,551    10,100     4,928     4,791
 Interest expense.......     5,718     5,058     3,499     3,538     4,322     2,286     2,033
 Investment income......        (8)     (445)     (346)     (330)     (147)      (54)     (109)
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  income taxes and
  extraordinary loss....    (7,874)   (1,770)    1,003     6,343     5,925     2,696     2,867
 Provision for income
  taxes.................    (3,110)     (699)      396     2,506     2,341     1,065     1,133
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  extraordinary loss....    (4,764)   (1,071)      607     3,837     3,584     1,631     1,734
 Extraordinary loss on
  extinguishment of
  debt, net of income
  taxes.................         -         -      (103)        -      (146)        -         -
                          --------  --------  --------  --------  --------  --------  --------
   Net income (loss)....  $ (4,764) $ (1,071) $    504  $  3,837  $  3,438  $  1,631  $  1,734
                          ========  ========  ========  ========  ========  ========  ========
 Pro forma data:
 Earnings per common
  share before
  extraordinary loss....                                          $    .24            $    .11
 Shares used in
  computing earnings
  per common share......                                            15,095              15,095
STATISTICAL DATA:
 Number of
  communities(2):
 Owned and leased.......        21        20        19        19        20        20        20
 Managed................         2         2         2         2         2         2         2
                          --------  --------  --------  --------  --------  --------  --------
   Total................        23        22        21        21        22        22        22
                          ========  ========  ========  ========  ========  ========  ========
 Number of units(2):
 Owned and leased.......     2,900     2,734     2,574     2,531     2,603     2,603     2,603
 Managed................       419       419       419       419       419       419       419
                          --------  --------  --------  --------  --------  --------  --------
   Total................     3,319     3,153     2,993     2,950     3,022     3,022     3,022
                          ========  ========  ========  ========  ========  ========  ========
 Average occupancy(3)...      80.9%     87.1%     90.8%     93.8%     94.5%     93.2%     95.6%
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $  2,251  $  2,473  $  1,695  $  1,497  $  2,819  $  2,535  $  4,149
 Assets.................   135,674   141,151   137,308   133,016   140,917   142,656   141,616
 Long-term debt,
  including amounts due
  within one year.......    98,705   108,003    91,744    91,193   105,350   106,074   104,411
 Stockholder's equity...    24,045    30,049    34,959    31,835    28,447    30,135    27,544

- --------
(1) For accounting purposes, the combined financial information of Atria for years 1991 and 1992 are based upon the previous fiscal reporting periods of such entities which most closely approximate the respective calendar year. Accordingly, operating results for the five months ended May 31, 1993 are included in both May 31, 1993 and December 31, 1993 disclosures. Revenues and net income for such period approximated $15.6 million and $61,000, respectively.
(2) At end of period.
(3) Average occupancy is calculated by dividing the number of occupied units by the total number of available units during the respective period.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The Selected Combined Financial Data and the Combined Financial Statements of Atria included elsewhere in this Prospectus set forth certain information with respect to Atria's financial position, results of operations and cash flows which should be read in conjunction with the following discussion and analysis.

COMPANY INFORMATION

  Atria was incorporated in Delaware on May 1, 1996, as a wholly owned subsidiary of Vencor. Vencor operates an integrated network of health care services primarily focusing on the needs of the elderly. At or prior to completion of this offering, Vencor will contribute to Atria substantially all of its assisted and independent living communities in exchange for shares of Common Stock and Atria will assume certain liabilities related to such communities.

  On September 28, 1995, Vencor consummated the Hillhaven Merger. For over a decade prior to the Hillhaven Merger, Hillhaven and its subsidiaries operated the assisted and independent living communities now operated by Atria. Prior to the Hillhaven Merger, Hillhaven consummated the Nationwide Exchange on June 30, 1995. Four of the communities now operated by Atria were operated by Nationwide until the effective date of the Nationwide Exchange, and from that date until the consummation of the Hillhaven Merger, by Hillhaven.

  Atria is a national provider of assisted and independent living communities for the elderly and currently operates 22 communities in 13 states with a total of 3,022 units, including 650 assisted living units and 2,372 independent living units. Atria has 13 assisted living communities containing approximately 850 units under development, of which eleven communities with a capacity of 693 units have obtained zoning approval (including one community currently under construction).

  Substantially all revenues are derived from private pay sources and are earned from services provided to residents under both daily residence and ancillary service agreements. Fees related to management contracts are not significant.

PLANNED DEVELOPMENT AND EXPANSION

  Atria intends to expand its business in the future through both construction of additional communities and acquisition of existing facilities. The Company plans to add 60 to 85 assisted and independent living communities by the year 2000 (including 13 communities currently being developed). The estimated cost to construct, equip or otherwise acquire such communities could approximate $350 to $500 million.

  The estimated cost of Atria's planned development and expansion is significantly in excess of: (i) estimated cash flows from operations; (ii) expected proceeds from this offering; and (iii) borrowings to be available under a planned bank credit facility. Management believes that substantial additional financing will be required in approximately eighteen months following completion of this offering to complete Atria's growth plans. Available sources of future capital may include, among other things, equity, public or private debt, and additional bank revolving credits. However, there can be no assurance that such financing will be available on terms which are acceptable to Atria, nor can there be any assurance that additional financing will not be required or sought by Atria prior to eighteen months after completion of this offering.

  Newly opened communities are expected to incur operating losses until sufficient occupancy levels and operating efficiencies are achieved. Based upon historical experience, management believes that a typical community will achieve its targeted occupancy levels one year from commencement of operations. Accordingly, Atria will require substantial amounts of liquidity to maintain the operation of newly opened communities. In addition, if sufficient occupancy levels related to newly opened communities are not achieved within a reasonable period, the combined results of operations, financial position and liquidity of Atria could be materially and adversely impacted.

  Atria and Vencor have or will enter into certain agreements which will become effective on or before the completion of this offering. These agreements are intended to facilitate an orderly transition of Atria from a division of Vencor to a separate publicly held entity which will be minimally disruptive to both Atria and Vencor. See Note 6 of the Notes to Combined Financial Statements for a description of these agreements.

RESULTS OF OPERATIONS

  A summary of operations follows:

                                              PERCENTAGE OF REVENUES
                                        ---------------------------------------
                                           YEARS ENDED       SIX MONTHS ENDED
                                          DECEMBER 31,           JUNE 30,
                                        -------------------  ------------------
                                        1993   1994   1995     1995      1996
                                        -----  -----  -----  --------  --------
Revenues............................... 100.0% 100.0% 100.0%    100.0%    100.0%
                                        -----  -----  -----  --------  --------
Salaries, wages and benefits...........  41.1   36.8   36.4      36.6      37.0
Supplies...............................  12.1   10.1   10.1      10.1       9.6
Rent...................................   1.0    0.9    0.8       0.8       0.7
Depreciation and amortization..........  12.5   11.4   10.7      11.0      10.3
Non-recurring transactions.............  (0.8)  (4.2)   1.2         -       4.2
Other operating expenses...............  22.5   21.0   19.7      20.3      19.4
                                        -----  -----  -----  --------  --------
                                         88.4   76.0   78.9      78.8      81.2
                                        -----  -----  -----  --------  --------
Operating income.......................  11.6   24.0   21.1      21.2      18.8
Interest expense.......................   9.8    8.9    9.0       9.8       7.9
Investment income......................  (1.0)  (0.9)  (0.2)     (0.2)     (0.4)
                                        -----  -----  -----  --------  --------
  Income before income taxes and
   extraordinary loss..................   2.8   16.0   12.3      11.6      11.3
Provision for income taxes.............   1.1    6.3    4.8       4.6       4.5
                                        -----  -----  -----  --------  --------
  Income before extraordinary loss.....   1.7%   9.7%   7.5%      7.0%      6.8%
                                        =====  =====  =====  ========  ========

 Six Months Ended June 30, 1996 and 1995

  Revenues increased 9.4% to $25.4 million in the first six months of 1996 compared to $23.3 million in the same period last year. Excluding the effect of a newly constructed community in February 1995, revenues increased 8.3% primarily as a result of price increases (which approximated 5.0%), growth in occupancy (95.6% in the first six months of 1996 compared to 93.2% a year ago) and growth in ancillary services.

  Compensation and supply costs as a percentage of revenues remained relatively unchanged in the first six months of 1996 compared to the same period a year ago, while other operating expenses declined to 19.4% of revenues from 20.3% last year due primarily to operating efficiencies associated with the growth in occupancy and the fixed nature of a significant portion of such costs.

  Operating income declined 2.8% to $4.8 million in the first six months of 1996 compared to $4.9 million in the same period of 1995, and operating income margins declined to 18.8% from 21.2%. Excluding the effect of non-recurring transactions, operating income increased 18.5% to $5.8 million and operating income margins improved to 23.0%. The improvement in operating income (excluding non-recurring transactions) was primarily attributable to growth in revenues, efficiencies associated with growth in occupancy levels and the expansion of higher margin ancillary services.

  Net income increased 6.3% to $1.7 million in the first six months of 1996 compared to $1.6 million a year ago and net margins declined slightly to 6.8% in 1996 from 7.0% in 1995. Excluding the effect of non-recurring transactions, net income increased 44.9% to $2.4 million in the first six months of 1996. The improvement in net income was primarily attributable to growth in operating income and a decline in interest costs as a result of net reductions in long-term debt and certain refinancings.

  In anticipation of this offering, certain allocations and estimates have been made by management in the combined financial statements to present the historical financial position and results of operations of Atria as a separate entity. The operating results of Atria include certain corporate costs and expenses of Vencor (comprised principally of information systems and various centralized management services) aggregating $300,000 in the first six months of 1996 and 1995.

  In June 1996, Atria recorded a non-recurring pretax charge of $1.1 million ($630,000 net of tax) in connection with the settlement of certain litigation involving a minority partner at one of its communities.

 Years Ended December 31, 1995, 1994 and 1993

  Revenues increased 20.7% to $48.0 million in 1995 and 10.8% to $39.8 million in 1994. Excluding the effect of newly constructed and sold communities, and the purchase of controlling interest in two entities previously accounted for under the equity method, revenues increased 5.9% in 1995 and 11.6% in 1994, primarily as a result of price increases (which approximated 4% in 1995 and 6% in 1994), growth in occupancy levels (94.5% in 1995 compared to 93.8% in 1994 and 90.8% in 1993) and growth in ancillary services. Subsequent to consolidation, revenues recorded for two facilities previously accounted for under the equity method totaled $6.0 million in 1995 and $1.6 million in 1994.

  Compensation and supply costs as a percentage of revenues improved slightly in 1995 compared to 1994, while other operating expenses declined to 19.7% of revenues from 21.0% in 1994 due primarily to operating efficiencies associated with growth in occupancy and the fixed nature of a significant portion of such costs. Compensation, supply costs and other operating expenses declined significantly as a percentage of revenues in 1994 compared to 1993 primarily as a result of accelerated growth in occupancy.

  Operating income increased 5.7% to $10.1 million in 1995 and 129.8% to $9.6 million in 1994, and operating income margins declined to 21.1% in 1995 from 24.0% in 1994 and improved from 11.6% in 1993. Excluding the effect of non-recurring transactions, operating income increased 35.9% in 1995 to $10.7 million and 102.5% to $7.9 million in 1994 and operating income margins improved to 22.3% in 1995 from 19.8% in 1994 and 10.8% in 1993. The improvement in operating income (excluding non-recurring transactions) was primarily attributable to growth in revenues, efficiencies associated with growth in occupancy levels and the expansion of higher margin ancillary services.

  Income before extraordinary loss totaled $3.6 million, $3.8 million and $607,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Excluding the effect of non-recurring transactions, income before extraordinary loss increased 39.3% to $3.9 million in 1995 and 533.6% to $2.8 million in 1994. The increases were primarily attributable to growth in operating income and, in 1994, to the sale of two unprofitable communities (the net operating losses from which totaled approximately $200,000 in 1993).

  In anticipation of this offering, certain allocations and estimates have been made by management in the combined financial statements to present the historical financial position and results of operations of Atria as a separate entity. The operating results of Atria include certain corporate costs and expenses of Vencor (comprised principally of information systems and various centralized management services) aggregating $600,000 in 1995, $570,000 in 1994 and $525,000 in 1993.

  Operating results during the past three years include certain non-recurring transactions. Pretax income in 1995 includes a charge of $600,000 ($360,000 net of tax) related to a writedown of undeveloped property to its estimated net realizable value. Pretax income in 1994 includes a gain on the sale of property aggregating $425,000 ($255,000 net of tax). In addition, settlements of certain litigation increased pretax earnings by approximately $1.3 million ($750,000 net of tax) in 1994 and $266,000 ($160,000 net of tax) in 1993.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly financial data for each of the most recent six quarters through the period ended June 30, 1996. Management believes that such unaudited data reflects all adjustments necessary to present fairly the results of operations for the periods presented (dollars in thousands):

                                                THREE MONTHS ENDED
                          ---------------------------------------------------------------
                                                                                   JUNE
                          MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,   30,
                            1995      1995       1995          1995       1996     1996
                          --------- -------- ------------- ------------ --------- -------
Revenues................   $11,367  $11,897     $12,178      $12,534     $12,611  $12,837
Operating income........     2,337    2,591       2,007(1)     3,165       2,861    1,930(2)
Income before income
 taxes and extraordinary
 loss...................     1,203    1,493       1,011(1)     2,218       1,927      940(2)
Income before
 extraordinary loss.....       728      903         612(1)     1,341       1,166      568(2)
Net income..............       728      903         466        1,341       1,166      568

- --------

(1) Includes a charge of $600,000 ($360,000 net of tax) related to the writedown of undeveloped property to net realizable value.

(2) Includes a charge of $1.1 million ($630,000 net of tax) related to the settlement of certain litigation.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided by operations totaled $6.4 million and $3.9 million for the six months ended June 30, 1996 and 1995, respectively, and $8.5 million, $7.6 million and $5.7 million for each of the three years ended December 31, 1995, 1994 and 1993, respectively. The improvement in cash flows from operations in all periods resulted primarily from growth in net income (excluding non-recurring transactions) and, in the first six months of 1996, growth in accounts payable and other accrued liabilities.

  Current liabilities exceeded current assets by $1.8 million at June 30, 1996 and $776,000, $1.6 million and $386,000 at December 31, 1995, 1994 and 1993, respectively, primarily as a result of the timing of cash settlements of advances from Vencor (which are included in stockholder's equity). Cash and cash equivalents totaled $4.1 million, $2.8 million, $1.5 million and $1.7 million at June 30, 1996 and December 31, 1995, 1994 and 1993, respectively.

  Atria is currently developing 13 sites for new assisted living communities (approximately 850 units) and has received zoning approvals for eleven of these communities. The estimated aggregate cost of these projects will approximate $55 to $60 million and such communities are expected to be in operation at various dates through June 1998. Management believes that cash flows from operations, the anticipated additional capitalization from this offering, and expected consummation of a separate bank credit facility and promissory note with Vencor on or about the completion of this offering will be sufficient to meet liquidity needs for approximately 18 months following completion of this offering.

  Atria plans to retain future earnings to finance the growth of its business rather than to pay cash dividends. Payment of cash dividends in the future will depend on the financial condition, results of operations and capital requirements of Atria as well as other factors deemed relevant by the Board of Directors. It is also anticipated that the proposed Atria Credit Facility will prohibit Atria from paying cash dividends.

  Net cash used in investing activities totaled $1.7 million and $505,000 for the six months ended June 30, 1996 and 1995, respectively, and $2.9 million and $4.0 million for the years ended December 31, 1995 and 1994, respectively. Net cash provided by investing activities totaled $1.3 million for 1993, principally due to the sale of certain assets. Atria's investing activities included capital expenditures related to the development of new facilities and expansion of existing operations totaling $1.8 million and $1.3 million for the six months ended June 30, 1996 and 1995, respectively, and $4.0 million, $5.7 million and $1.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

  Net cash used in financing activities was $3.4 and $2.4 million for the six months ended June 30, 1996 and 1995, respectively, and $4.3 million, $3.8 million and $4.9 million for the years ended December 31, 1995, 1994 and 1993, respectively. In all periods, operating cash flows in excess of capital expenditures were used primarily to repay advances from Vencor and, in 1993 and the first six months of 1996, to reduce long-term debt.

  Excluding acquisitions and development of new facilities, management believes that capital expenditures related to the expansion and improvement of existing communities could approximate $3.0 million in 1996. Management believes that its capital expenditure program is adequate to expand, improve and equip existing communities, and expects to finance such expenditures primarily through cash flows from operations. At June 30, 1996, one project was under construction, the additional cost of which to complete and equip could approximate $3.4 million.

  The combined financial statements of Atria reflect the anticipated assumption of approximately $95.3 million of Vencor's long-term debt. In addition, Atria intends to refinance all outstanding borrowings under the Vencor bank revolving credit agreement (the balance of which approximated $9.1 million at June 30, 1996) upon completion of this offering from proceeds under a separate bank credit agreement currently being negotiated by Atria. Although the terms have not been finalized, the proposed Atria Credit Facility could aggregate up to $200.0 million in revolving credits, including a letter of credit option not to exceed $70.0 million. It is anticipated that loans under the proposed facility will bear interest, at Atria's option, at either (i) a base rate based on PNC Bank's prime rate of interest or the daily federal funds rate or (ii) a LIBOR rate, plus an additional percentage based on the Company's leverage. It is expected that the credit facility will be secured by all of Atria's property, the capital stock of Atria's subsidiaries and intercompany indebtedness of subsidiaries to Atria. It is also contemplated that the Atria Credit Facility will (i) contain financial covenants and other restrictions that require Atria to meet certain financial tests, (ii) require Vencor to maintain at least a 30% ownership of the Common Stock, (iii) require that there be no change in control of the Company, (iv) limit, among other things, the ability of Atria and certain of its subsidiaries to borrow additional funds, dispose of assets and engage in mergers or other business combinations and (v) prohibit distributions to Atria's stockholders. See "Risk Factors--Need for Additional Financing" and "--Risk of Indebtedness," "Certain Transactions" and Note 4 of Notes to Combined Financial Statements.

  Included in the Company's long-term debt, including amounts due within one year, of approximately $104.4 million at June 30, 1996 is $62.1 million of indebtedness under industrial revenue bonds which contain covenants requiring certain numbers of income qualified residents. The Company does not presently intend to enter into similar bond financing in the future. See "Risk Factors-- Risk of Indebtedness."

  The combined financial statements included in this Prospectus are presented as if Atria had been operated as a separate entity. Accordingly, stockholder's equity (which represents Vencor's pre-offering 100% interest) comprises both investments by and non-interest bearing advances from Vencor. Management expects that in connection with this offering, such amounts will be included as part of Atria's permanent equity capitalization.

EFFECTS OF INFLATION AND CHANGING PRICES

  Atria derives substantially all of its revenues from private pay sources within its assisted and independent living business. The terms of most rental agreements approximate one year, generally enabling Atria to increase prices to maintain operating margins. However, management believes that a significant number of competing assisted and independent living communities will be developed in markets in which Atria operates, the effect of which may limit Atria's ability to increase prices to maintain operating margins in the future. In addition, other market conditions, including the effect of unfavorable real estate zoning requirements and increased government regulation, could adversely impact Atria's ability to increase prices or control growth in operating expenses.

OTHER INFORMATION

  In the event that all or part of the previously discussed assumption of approximately $95.3 million of Vencor's long-term debt does not occur prior to the offering, Vencor would remain primarily liable for such debt. Atria and Vencor have agreed that Atria would pay all amounts and otherwise satisfy all obligations related to such long-term debt. In the case of any Vencor long-term debt proposed to be assumed by Atria in the offering, to the extent that Atria and Vencor are unable to obtain consents from holders of such debt to the assumption by Atria of primary liability for such debt, the amount of such debt will be reflected as a liability of Vencor in its financial statements (although Vencor's financial statements will also reflect as an asset a receivable from Atria in an equal amount, which will accrue interest and will be payable on the same terms as such Vencor long-term debt). Furthermore, Vencor may be contingently liable as guarantor of certain long-term debt assumed by Atria in the offering.

  Certain long-term debt agreements contain customary covenants which include:
(i) limitations on additional debt and capital expenditures; (ii) limitations on sales of assets, mergers and changes in ownership; and (iii) maintenance of certain financial ratios. Atria was in material compliance with all such covenants at June 30, 1996.

                                   BUSINESS

OVERVIEW

  Atria Communities, Inc. is a national provider of assisted and independent living communities for the elderly. The Company currently operates 22 communities in 13 states with a total of 3,022 units, including 650 assisted living units and 2,372 independent living units. The Company owns 16 of these communities, holds a majority interest in two communities, leases two communities and manages two communities. The Company also has 13 assisted living communities under development with a total of approximately 850 units. To date, the Company has obtained zoning approval for 11 of 13 properties under development. For the year ended December 31, 1995, the Company had revenues and net income of $48.0 million and $3.4 million, respectively, and had an average occupancy rate of 94.5%. For the six months ended June 30, 1996, the Company had revenues and net income of $25.4 million and $1.7 million, respectively, and had an average occupancy rate of 95.6%. Substantially all of the Company's revenues are from private pay sources.

INDUSTRY BACKGROUND

  The assisted and independent living industries are rapidly emerging components of the non-acute health care system for the elderly. According to industry estimates, the assisted and independent living industries represented approximately $10 to $12 billion in revenue in 1995. The assisted living industry serves the long-term needs of the elderly who do not require the more extensive medical services available in skilled nursing facilities, yet who are no longer capable of a totally independent lifestyle. It is estimated that 35% of the people over the age of 85 require assistance with at least one activity of daily living ("ADL"), such as eating, grooming and bathing, personal hygiene and toileting, dressing, transportation, walking and medication reminders. The Company believes that assisted living residents typically desire the comfort and security of having their own "home" yet require help with two or more ADLs on a regular basis. The independent living industry serves the long-term care needs of the elderly who require or prefer only occasional assistance with ADLs and who no longer desire, or cannot maintain, a totally independent lifestyle.

  The Company believes that a number of significant trends will support the continued growth of the assisted and independent living industries. These trends include:

  Favorable Demographic Trends. The Bureau of the Census estimates that the 85 and over age group is the fastest growing segment of the population and is projected to increase approximately 42% from 1990 to 2000. The Company believes that with a growing elderly population, the number of people who will need or desire to reside in an assisted or independent living community will also increase.

  Cost-Containment Pressures. The Company believes its business will benefit from the continuing efforts of the government, private insurers and managed care organizations to contain health care costs by limiting lengths of stay, services and reimbursement amounts in acute care hospitals. As a result of these cost containment efforts, an increasing number of patients seek skilled nursing facility care. Accordingly, many skilled nursing facilities are devoting a greater portion of their capacity to residents with higher reimbursement profiles who require more intensive nursing care. The Company believes there will be opportunities for assisted and independent living facilities to provide accommodations and services to residents who require lower levels of care than may be generally provided to residents in skilled nursing facilities.

  Limited Supply of Long-Term Care Facilities. Most states have enacted certificate of need or similar legislation which restricts the supply of licensed nursing facility beds. These laws generally limit the construction of new nursing facilities and the addition of beds or services to existing nursing facilities. Construction costs, limitations on government reimbursement for full costs of construction and start-up expenses also constrain growth in the supply of nursing facility beds. According to a 1993 industry report, the average occupancy rate for nursing facilities in the United States was approximately 95%. The Company believes that the limitations on the supply of skilled nursing facility beds will increase the need for assisted living communities, although the number of assisted living units has increased substantially in recent years.

  Price Advantages. A 1993 industry report indicated that the annual cost per patient for nursing facility care averaged approximately $35,000 in 1993, while the annual per resident cost for assisted living care averaged approximately $24,000. Because rates paid by private pay patients in skilled nursing facilities are higher than government reimbursement rates, the comparable cost advantage of assisted living over a private pay skilled nursing facility rate is even greater. The Company also believes that assisted living compares favorably with home health care, particularly when the prices associated with housing and meal preparation are added to the prices of home health care.

  Consumer Preference. The Company believes that assisted and independent living communities provide prospective residents and their families with an attractive alternative to skilled nursing facilities. Assisted and independent living facilities allow residents to "age in place" and preserve their independence in a more residential setting.

  Changing Family Dynamics. As a result of the growing number of two-income families, fewer children are able to care for elderly parents in their own homes. Other factors such as the increase in single-parent households and the increasing geographic dispersion of families also contribute to the inability of many children to care for elderly parents in the home.

BUSINESS STRATEGY

  The Company's predecessors have operated assisted and independent living communities as part of a health care network for over a decade. The Company's objective is to expand its position as a national provider of high-quality assisted and independent living services. The Company is pursuing the following strategies to meet this objective:

  Rapid Development of Additional Assisted Living Communities and Units. The Company intends to develop or acquire 60 to 85 additional assisted living communities by the year 2000 (including 13 communities currently being developed). The Company plans to expand its base of assisted living communities on a national basis where Vencor has a presence and in other high population density areas. The Company has acquired 13 sites for new assisted living communities and has received zoning approvals for eleven of these sites. The Company also plans to develop additional units for the memory-impaired and convert at least 750 of its existing independent living units to assisted living units by the year 2000. The Company believes that it can accelerate its development efforts by outsourcing selected development functions to third parties, such as preliminary site selection, zoning, architecture and construction.

  Network with Vencor. The Company intends to develop communities in close proximity to Vencor's facilities, which may facilitate participating with Vencor in providing services to HMOs and other managed care companies. The Company believes that networking opportunities exist between assisted living facilities and long-term care hospitals and skilled nursing facilities. The Company also expects that the geographic proximity to Vencor's nursing and hospital facilities will foster transfers between the Company's communities and Vencor's facilities. Fifteen of the Company's communities are located on or adjacent to a Vencor's facility and certain of the Company's future development efforts will focus on sites near existing Vencor's facilities. It is possible that conflicts of interest may arise between the Company and Vencor. If such conflicts of interest do arise in its dealings with Vencor, the Company anticipates resolving such conflicts on a case-by-case basis, which may include the use of committees comprised of disinterested directors. See "Risk Factors--Relationship with Vencor; Conflicts of Interest."

  Higher Acuity Service Model. The Company intends to pursue, as appropriate, a higher acuity model of assisted living to enable the Company's residents to "age in place." By making available such extended services as home health care and rehabilitation to its residents, the Company believes that it will be better able to meet the full range of its residents' needs and facilitate longer lengths of stay. Residents will be able to continue to live in the Company's communities unless they develop medical conditions requiring institutional care in a skilled nursing facility or admission to an acute care hospital. Residents currently obtain certain health care services from third parties, including Vencor. The Company may elect to make available certain health care services to its residents on a direct basis in the future.

  Private Pay Focus. The Company intends to focus its development and marketing efforts on private pay, middle- and upper-income residents. The Company believes that this market represents the largest market opportunity for assisted living services and that private pay residents are more profitable than residents covered by government reimbursement programs. Substantially all of the Company's revenues are derived from private pay sources.

SERVICES PROVIDED

  The Company's mission is to be the leading provider of senior living services by delivering consistent, high-quality, innovative services to its residents and their community. Services provided are designed to respond to residents' individual needs, while promoting independence and dignity. Residents live in private studios or apartments with access to basic services, such as health screenings, blood pressure checks, security, utilities, meal service, housekeeping and laundry services, dietary, exercise and fitness classes, social and recreational programs, 24-hour emergency call systems and local transportation on a van or minibus to physician offices, stores and community events ("Basic Services").

  In addition to Basic Services, assisted living residents are offered additional services including an increased level of housekeeping, meal services and assistance with one or more ADLs, such as eating, grooming and bathing, personal hygiene and toileting, dressing, additional transportation, walking and medication reminders ("Assisted Living Services"). Health-related services, which are made available and provided according to the resident's individual needs and in accordance with state regulatory requirements, may include assistance with taking medication and injections, as well as health care monitoring. The Company offers each of its residents a personalized assisted living service plan that may include any combination of ADLs.

  Residents pay a monthly fee for Basic Services and additional Assisted Living Services are purchased based on hourly rates or in some communities are purchased as part of an increased service package. Most residents rent units through a one-year lease. If the resident dies or transfers to another facility due to the need for a higher level of medical care the lease is no longer binding on the resident.

  The process of customizing services to meet the needs of residents begins with the resident admission process, where the facility's management staff, the resident and, if appropriate, the resident's family and physician, discuss the resident's needs and develop an appropriate service plan. If recommended by the resident's physician, additional health or medical services may be provided at the facility by a third-party home health care agency or other medical provider such as Vencor. In some states, the Company or one of its subsidiaries is a licensed home health care provider. The service plan is reviewed, monitored and modified on a regular basis.

  In addition to Basic Services and Assisted Living Services, specially trained staff provide other care and services specifically designed for memory-impaired residents at two communities. These programs provide the attention, care programs and services needed to help memory-impaired residents maintain a higher quality of life.

  The Company believes that quality care creates satisfied residents who, along with their families, are important referral sources for the Company. The Company has developed quality assurance programs to ensure that service quality is maintained in its communities. The Company conducts periodic surveys of residents to monitor satisfaction with accommodations and services. The Company has established operational standards and performance goals for its communities addressing such matters as food service, housekeeping, maintenance and administration.

THE COMPANY'S COMMUNITIES

  The Company's communities vary in size from 28 to 356 units. Communities are designed to maximize privacy in a home-like, non-institutional atmosphere. The Company adapts its facilities to regional architectural styles and tastes rather than replicate a "prototype" architectural design. Assisted living units are typically studio or one bedroom units ranging in size from 375 to 525 square feet. Independent living units may range from a studio (375 to 425 square feet) to a three bedroom unit (700 to 1,000 square feet). The units typically include a private bathroom, kitchenette, closet, living and sleeping areas, as well as a lockable door, emergency call system, individual temperature controls, fire alarm and sprinkler system, among other amenities.

  Approximately 40% of a typical community is devoted to common areas and amenities, including reading rooms, family or living rooms and other areas (such as beauty salons, cafes and ice cream parlors) designed to promote interaction among residents. The Company's communities are usually one, two or three stories. Interior layouts are designed to promote a home-like environment, efficient delivery of quality resident care and resident independence.

  The table below sets forth certain information regarding communities operated by the Company. Except as otherwise noted, the Company owns, directly or indirectly, the following communities:

                                                                                 AVERAGE
                                                      NUMBER OF UNITS         OCCUPANCY FOR
                                                 ---------------------------  THE SIX MONTHS
                                     YEAR FIRST  INDEPENDENT ASSISTED             ENDED
COMMUNITY                LOCATION(1) OPERATED(2)   LIVING     LIVING   TOTAL JUNE 30, 1996(3)
- ---------                ----------- ----------- ----------- --------  ----- ----------------
ARIZONA
 Valley Manor........... Tucson         1975           45       24        69       89.1%
 Villa Campana.......... Tucson         1984          141       --       141       96.1
 Campana Del Rio(4)..... Tucson         1988          190       24       214       98.8
 Kachina Point(4)....... Sedona         1986          102       --       102       96.2
CALIFORNIA
 Courtyard at San Mar-
  cos(4)(5)............. San Marcos     1987          178       34       212       94.3
COLORADO
 The Court at Castle
  Gardens(4)............ Northglenn     1986           --       99(6)     99      100.0
FLORIDA
 Evergreen Woods........ Spring Hill    1979          161       55       216       91.4
 The Heritage........... Brooksville    1992           --       57(7)     57       84.5
 Windsor Woods(4)....... Hudson         1988          127       53       180       99.2
 Meridian House(4)(8)... Lantana        1986          140       33       173       95.0
IDAHO
 Hillcrest.............. Boise          1984          115       --       115       91.9
INDIANA
 The Heritage at Wild-
  wood.................. Wildwood       1995           --       72        72       89.1
 Colonial Oaks(9)....... Marion         1978           63       --        63       92.3
KANSAS
 The Hearthstone(4)..... Topeka         1987          115       40       155       98.7
MASSACHUSETTS
 Foxhill Village(9)..... Westwood       1990          329       27       356       99.8
 New Pond Village(10)... Walpole        1990          167       32       199
MISSOURI
 Villa Ventura.......... Kansas City    1985          129       43       172       96.7
NEW HAMPSHIRE
 The Greens............. Hanover        1984           28       --        28       98.8
OHIO
 McMillen(11)........... Newark         1986           80       --        80       87.3
UTAH
 The Crosslands(4)...... Sandy          1986          120       --       120       95.1
WASHINGTON
 The Narrows Glen....... Tacoma         1987          142       --       142       98.4
 Laurel House........... Tacoma         1994           --       57        57       94.7
                                                    -----      ---     -----
        Total...........                            2,372      650     3,022       95.6%
                                                    =====      ===     =====

- --------
(1) All communities are within ten miles of a Vencor skilled nursing facility, except for Meridian House, The Hearthstone and Villa Ventura.
(2) Represents the year in which the Company or a predecessor of the Company opened or commenced operations.

(3) Average occupancy is calculated by dividing the number of occupied units by the total number of available units during the respective period.

(4) The construction of these communities was financed through the issuance of industrial revenue bonds. See "Risk Factors--Risks of Indebtedness."

(5) The Company owns a 65% interest in this community.

(6) Includes 22 units for the memory impaired.

(7) Includes 44 units for the memory impaired.

(8) The Company owns a 99% interest in this community.

(9) The Company manages these communities pursuant to management agreements which expire September 30, 1996 (Colonial Oaks) and July 31, 2000 (Foxhill Village). These communities are owned by unaffiliated entities.

(10) The Company leases this community from a partnership pursuant to a 99-year lease agreement. The Company will acquire this community in exchange for assuming certain indebtedness upon the satisfaction of certain conditions.

(11) The Company leases this community from an unaffiliated entity under a lease agreement expiring on October 31, 1996, at which time the Company expects to renew such agreement.

DEVELOPMENT PROGRAM

  The Company is developing 13 sites for new assisted living communities and has received zoning approvals for eleven of these communities. The table below sets forth certain information regarding the Company's development properties:

                                                      ESTIMATED     NUMBER OF
                                    DEVELOPMENT       COMPLETION     ASSISTED
          LOCATION(1)                  PHASE           DATE(2)     LIVING UNITS
          -----------            ------------------ -------------- ------------
Sedona, Arizona................. Zoned              May 1997             60(3)
Tucson, Arizona................. Zoned(4)           September 1997       40
Redding, California(5).......... Zoned              April 1997           60
Northglenn, Colorado(6)......... Zoned              October 1997         40(7)
Lantana, Florida(6)............. Zoned              July 1997            60
Atlanta, Georgia................ Zoned              August 1997          90
Topeka, Kansas(6)............... Zoned              August 1997          60
Kennebunk, Maine................ Zoned              September 1997       90
Dennis, Massachusetts........... Land acquired      June 1998            60(3)
Charlotte, North Carolina....... Zoned              December 1997        90
Sandy, Utah..................... Under construction February 1997        63
Virginia Beach, Virginia........ Land acquired      November 1997        90
Tacoma, Washington.............. Zoned              September 1997       40
                                                                       ---
  Total.........................                                       843
                                                                       ===

- --------

(1) All properties are located within ten miles of a Vencor skilled nursing facility, except Lantana, Florida, Topeka, Kansas and Charlotte, North Carolina.
(2) There can be no assurance that zoning or construction delays will not be experienced. See "Risk Factors--Development and Construction Risks."
(3) Includes 20 units for the memory impaired.
(4) A special use permit is also required.

(5) This property is leased from Vencor pursuant to a 99-year lease, under which the Company will acquire the property upon obtaining certain approvals. All other properties in this table are owned by the Company.

(6) These communities are being developed adjacent to existing Company communities.

(7) All units will be for the memory impaired.

  The Company plans to focus on expanding its base of assisted living communities where Vencor has a presence and in other high-density population areas. The Company currently expects to develop or acquire 60 to 85 communities by the year 2000, including communities set forth in the table above. In addition, the Company plans to convert at least 750 of its existing independent living units to assisted living units by the year 2000. The Company believes that it can accelerate its development efforts by outsourcing selected development functions to third parties, including Vencor. While it is expected that most of its expansion will be as a result of development, the Company also intends to acquire existing assisted living facilities or facilities it can reposition as assisted living communities on a selective basis. See "Risk Factors--Development and Construction Risks."

  The Company is following a disciplined development strategy that begins with site selection. When selecting new development sites, the Company considers the local and regional economic environment, demographics, competition, the labor market, the legislative and regulatory environment and other factors. After targeting a market, the Company engages independent contractors to identify suitable real estate. After the land is acquired, the Company typically initiates the zoning, architectural and construction aspects of development. The Company estimates that zoning and other site approvals may take approximately six months after a site is acquired. Once such approvals are obtained, the Company estimates that construction time will be six to ten months and the cost of each unit will range from $65,000 to $70,000.

  Existing communities range in size from 28 to 356 units. The Company plans in the future to develop communities typically with approximately 90 units. The Company believes that this size offers marketing and operating advantages, including economies of scale. However, the number of units in a community will depend, among other things, on local market conditions, site availability and site size. Although certain interior layouts will be relatively standard, the Company intends to customize the exterior appearance of each community to reflect local architectural styles and tastes.

  Prior to the completion of construction, the Company initiates a marketing campaign, emphasizing contacts with potential referral sources. Once opened, the Company estimates that it will take an average of twelve months for communities to achieve targeted occupancy levels. See "Risk Factors-- Development and Construction Risks."

  The Company also plans to acquire additional assisted living facilities or other properties that can be repositioned as Atria assisted living communities. In evaluating possible acquisitions, the Company considers, among other factors: (i) location, construction quality, condition and design of the facility; (ii) current and projected cash flows; (iii) the ability to increase revenues, occupancy and cash flows by providing a full range of assisted living services; (iv) costs of repositioning (including renovations, if any); and (v) the extent to which the acquisition will complement the Company's development program. See "Risk Factors--Acquisition Risks; Difficulties of Integration."

MANAGEMENT OF THE COMMUNITIES

  An executive director typically manages the day-to-day operations at each community, including oversight of the quality of care, marketing, coordination of services and monitoring financial performance. The executive director is responsible for all personnel, including management, security, staff and independent contractors. Executive directors are compensated based on service quality, as well as financial results. Service quality is assessed, in part, through customer and employee satisfaction surveys.

  In most cases, each community also has managers for environmental services, care services, the business office, dietary services, activities, security, transportation and sales and marketing. All assisted living communities employ a licensed practical nurse. Some residents contract with third parties such as home health agencies to provide additional services.

  The Company actively recruits personnel to maintain adequate staffing levels at its existing communities, as well as new staff for new or acquired communities prior to opening. The Company maintains training sites in Tacoma, Washington, and Hudson, Florida, for its executive directors and other key personnel. The Company expects to open two new training sites by the end of 1996. Participants receive intensive training in all facets of community management in three- to four-day sessions. Moreover, the Company offers two different levels of training, such that participants who successfully complete one level return subsequently for the next level of training.

  Executive directors report to area executive directors. The Company has three area executive directors, each with regional responsibility. Area executive directors report to the Chief Operating Officer or to the Vice President of Operations.

MARKETING

  Each community employs a sales and marketing director. Before opening new communities, the Company typically uses telemarketing, direct mail and newspaper ads for developing awareness of such communities. Once communities are open, the Company's marketing strategy focuses on enhancing the reputation of the communities and creating an awareness of the Company's services among potential referral sources, such as hospitals, rehabilitation hospitals, home health care agencies and other health care providers located near the Company's communities. The Company believes that satisfied residents and their families are the most important referral sources for its established communities. Accordingly, the Company believes that its emphasis on high-quality services and resident satisfaction will result in a strong referral base for its existing communities. The Company also seeks to maintain occupancy levels by retaining residents for longer periods of time by expanding the services available to residents, thereby allowing residents to "age in place."

  A typical assisted living resident is a female over the age of 80 whose residence was generally within five to ten miles of the community. The decision to relocate to one of the Company's communities is usually made by the resident and their family.

COMPETITION

  The assisted living industry is highly competitive. The Company faces competition from numerous local, regional and national providers of assisted living and long-term care. The Company also competes with companies providing home-based health care. Some of the Company's competitors operate on a not-for-profit basis or as charitable organizations. Many of the Company's competitors are significantly larger and have greater financial resources than the Company. The Company believes that the assisted living industry will become even more competitive in the future. Regulatory barriers to entry into this industry are generally not substantial. If the development of new assisted living communities surpasses the demand for such communities in particular markets, such markets may become saturated. The Company expects to face competition with respect to its acquisition of additional assisted living communities and properties. There can be no assurance that competition will not limit the Company's ability to attract residents and expand its business and will not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company believes that assisted and independent living communities compete primarily on the basis of quality of service, services offered, reputation, a facility's location and appearance and prices. The Company believes its communities are distinguishable from assisted and independent living facilities that do not cater primarily to private pay residents because of the quality of services, amenities and physical facilities that the Company is able to offer. In addition, a number of the Company's communities maintain both assisted and independent living units. The Company believes that the ability of these communities to continue to serve residents as their needs increase may be attractive to potential residents. See "Risk Factors--Highly Competitive Industry."

FUNDING FOR ASSISTED AND INDEPENDENT LIVING CARE

  The Company currently, and for the foreseeable future, expects to rely primarily on its residents' ability to pay the Company's charges from their own resources. Inflation or other circumstances that adversely affect the elderly's ability to pay for services could have an adverse effect on the Company's business, financial condition and results of operations. Depending on the nature of an individual's health insurance program or any long-term care insurance policy, the resident may receive reimbursement for certain costs under an "alternate care benefit."

  Eight of the Company's communities were financed in part through the issuance of tax-free industrial revenue bonds (the "Bonds"). At June 30, 1996, there was $62.1 million principal amount of such Bonds outstanding with an average interest rate of approximately 5.1%. Under the terms of the Bonds, the Company is required to rent approximately 250 assisted and independent living units to individuals who have incomes which are 80% or less of average income levels in a designated market. In certain cases, the Company's ability to increase prices in communities with such Bond financing (in response to higher operating costs or other inflationary factors) could be limited if it affects the ability of the Company to attract and retain residents with qualifying incomes.

  Government payments for assisted and independent living have been limited. Some state or local governments offer subsidies for rent or services for low-income elderly persons. Others may provide subsidies in the form of additional payments for those who receive Supplemental Security Income. Medicaid provides insurance for certain financially or medically needy persons, regardless of age, and is funded jointly by federal, state and local governments. Payments for the services provided by the Company are not permitted under the Medicaid program absent a waiver. While there are various federal and state initiatives to provide reimbursement for assisted and independent living programs, at this time the Company believes that the level of reimbursement under such federal and state programs would be insufficient to cover the cost of delivering the level of service provided by the Company.

GOVERNMENT REGULATION

  Changes in existing laws and regulations, adoption of new laws and regulations and new interpretations of existing laws and regulations could have a material impact on the Company's operations. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Government Regulation."

  The health care industry is subject to extensive regulation and frequent regulatory change. At this time, no federal laws or regulations specifically regulate assisted or independent living facilities. While a number of states have not yet enacted specific assisted living regulations, the Company's communities are subject to regulation, licensing, certificate of need requirements and permitting by state and local health and social service agencies and other regulatory authorities. While such requirements vary from state to state, they typically relate to staffing, physical design, required services and resident characteristics. The Company believes that such regulation will increase in the future. In addition, health care providers are receiving increased scrutiny under anti-trust laws as integration and consolidation of health care delivery increases and affects competition. The Company's communities are also subject to various zoning restrictions, local building codes and other ordinances, such as fire safety codes. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. Regulation of the assisted living industry is evolving. The Company is unable to predict the content of new regulations and their effect on its business. There can be no assurance that the Company's operations will not be adversely affected by regulatory developments.

  Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Vencor provides certain services to residents of the Company's communities. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws, which vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in the Medicare and Medicaid program. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

  The Company believes that its communities are in substantial compliance with applicable regulatory requirements. However, in the ordinary course of business, one or more of the Company's communities could be cited for deficiencies. In such cases, the appropriate corrective action would be taken. To the Company's knowledge, no material regulatory actions are currently pending with respect to any of the Company's communities.

  Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

EMPLOYEES

  The Company has approximately 1,150 employees of which 820 are full time and 330 are part time. Eight full-time employees are employed at the Company's principal executive offices. None of the Company's employees are currently represented by a labor union and the Company is not aware of any union organizing activity among its employees. The Company believes that its relationship with its employees is satisfactory.

LITIGATION

  The Company is involved in various lawsuits and claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on the Company's business, financial condition and results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each of the Company's directors and executive officers:

         NAME                       AGE      POSITION(S) WITH THE COMPANY
         ----                       ---      ----------------------------
W. Bruce Lunsford(1)(2)............  48 Chairman of the Board
W. Patrick Mulloy, II(1)...........  43 Chief Executive Officer, President and
                                         Director
Ralph H. Bellande..................  50 Chief Operating Officer
J. Timothy Wesley..................  36 Chief Financial Officer, Vice President
                                         of Development and Secretary
Sandra Harden Austin(3)(4).........  48 Director
William C. Ballard Jr.(2)(4).......  55 Director
Peter J. Grua(4)(5)................  42 Director designee
Thomas T. Ladt(2)(3)(4)............  45 Director
R. Gene Smith(1)(2)(3).............  61 Director

- --------
(1) Member of the Executive Committee of which Mr. Lunsford is Chairman.
(2) This person also serves as a Vencor director or officer.
(3) Member of the Executive Compensation Committee of which Mr. Smith is
    Chairman.

(4) Member of the Audit Committee of which Mr. Ballard is Chairman. Mr. Grua will become a member of the Audit Committee upon his appointment to the Board of Directors.

(5) Prior to completion of this offering, Mr. Grua, who has agreed to serve as a director, will be appointed as a director of the Company.

  W. Bruce Lunsford has served as a director of the Company since May 1996. He is a certified public accountant and an attorney. Mr. Lunsford is a founder of Vencor and has served as Vencor's Chairman of the Board, President and Chief Executive Officer since Vencor commenced operations in 1985. He is a director of National City Corporation, a bank holding company; Churchill Downs Incorporated; and Res-Care, Inc., a provider of residential training and support services for persons with developmental disabilities and certain vocational training services.

  W. Patrick Mulloy, II has served as the Chief Executive Officer, President and a director of the Company since May 1996. From 1994 to 1996, Mr. Mulloy was a member and of counsel to the law firm of Greenebaum Doll & McDonald PLLC. From 1992 to 1994, Mr. Mulloy served as the Secretary of the Finance and Administration Cabinet for the Commonwealth of Kentucky. For over ten years prior to 1992, Mr. Mulloy engaged in the private practice of law in Louisville, Kentucky. Mr. Mulloy has also been actively involved in commercial and multi-family real estate acquisitions and developments through a family partnership.

  Ralph H. Bellande has been the Chief Operating Officer of the Company since May 1996. From November 1995 to May 1996, Mr. Bellande served as a Vice President of Vencor and was responsible for managing the assisted living operations of Vencor which are now owned by the Company. From 1987 to 1995, Mr. Bellande was a Vice President of The Hillhaven Corporation and was responsible for managing the assisted living operations which are now owned by the Company.

  J. Timothy Wesley has been the Chief Financial Officer, Vice President of Development and Secretary of the Company since May 1996. From 1994 to May 1996, Mr. Wesley was Director and Manager of Development at Vencor. From 1992 to 1994, Mr. Wesley was Vice President of Strategic Planning for Home Care Affiliates, Inc., and from 1986 to 1992, he was employed by Humana Inc., most recently as Director of Acquisitions.

  Sandra Harden Austin has served as a director of the Company since May 1996. Since 1994, Ms. Austin has been President of Physician Services for Caremark International, a provider of health care products and services. Ms. Austin served as President and Chief Operating Officer of University of Chicago Hospitals from 1990 to 1993. Ms. Austin is a director of National City Corporation and Ferro Corporation, a multi-specialty chemical manufacturer.

  William C. Ballard Jr. has been a director of the Company since May 1996. Mr. Ballard has been a director of Vencor since 1988. Since 1992, Mr. Ballard has been of counsel to the law firm of Greenebaum Doll & McDonald PLLC. From 1981 to 1992, he served as Executive Vice President--Finance and Administration of Humana Inc. Mr. Ballard is also a director of Mid-America Bancorp, United Healthcare Corp., LG&E Energy Corp., Health Care REIT, Inc. and American Safety Razor Inc.

  Peter J. Grua has agreed to serve as a director and will be appointed as a director prior to the completion of this offering. Since 1992, Mr. Grua has been a principal of HLM Management, an investment management company specializing in entrepreneurial and growth companies. Prior to joining HLM Management, Mr. Grua was a Managing Director of Alex. Brown & Sons Incorporated where he was a research analyst from 1986 to 1992.

  Thomas T. Ladt has been a director of the Company since May 1996. Mr. Ladt has served as Executive Vice President, Operations of Vencor since February 1996. From November 1995 to February 1996, he served as President of Vencor's Hospital Division. Mr. Ladt was Vice President of Vencor's Hospital Division from 1993 to November 1995. From 1989 to 1993, Mr. Ladt was a Regional Director of Operations for Vencor.

  R. Gene Smith has served as a director of the Company since May 1996. Mr. Smith has been a director of Vencor since 1985 and Vice Chairman of the Board of Vencor since 1987. From 1987 to 1995, Mr. Smith was President of New Jersey Blockbuster, Ltd., which held the Blockbuster Video franchise for northern New Jersey. Since 1988, Mr. Smith has been Chairman of the Board of Taco Tico, Inc., an operator of Mexican fast-food restaurants. Since 1993, Mr. Smith has been Managing General Partner of Direct Programming Services, a marketer of direct broadcast satellite television services.

COMMITTEES OF THE BOARD OF DIRECTORS

  Executive Committee. The members of the Executive Committee are Messrs. Mulloy, Smith and Lunsford. The Executive Committee has been delegated all of the powers of the Board of Directors to the extent permitted under the Delaware General Corporation Law.

  Executive Compensation Committee. The members of the Executive Compensation Committee are Messrs. Smith and Ladt, and Ms. Austin, all of whom are non-employee directors. The Compensation Committee makes recommendations to the full Board of Directors concerning compensation and benefits for executive officers of the Company.

  Audit Committee. The members of the Audit Committee are Messrs. Ballard and Ladt, and Ms. Austin, all of whom are non-employee directors. Mr. Grua will become a member of the Audit Committee upon his appointment to the Board of Directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors, and reviews the adequacy of the Company's internal accounting controls.

COMPENSATION OF DIRECTORS

  Directors not employed by the Company receive $500 for each board meeting they attend. Non-employee directors also receive $250 for each committee meeting they personally attend. In addition, non-employee directors receive a $750 retainer for each calendar quarter they serve as a director. Directors will be reimbursed for reasonable out-of-pocket expenses incurred in attending Board meetings.

NON-EMPLOYEE DIRECTORS 1996 STOCK INCENTIVE PLAN

  Directors not employed by the Company will receive restricted shares of the Common Stock and options to purchase shares of the Common Stock pursuant to the Non-Employee Directors 1996 Stock Incentive Plan (the "Directors Plan"). The Directors Plan provides for an initial, one-time grant of 5,000 restricted shares of Common Stock as of the date of this offering (the "Initial Grant Date"). However, the Chairman of the Board of Directors, Mr. Lunsford, will receive 20,000 restricted shares of Common Stock. The restrictions on all such shares of Common Stock lapse in two equal annual installments, beginning on the first anniversary of the Initial Grant Date. The Directors Plan also provides for an initial grant of options to purchase shares of Common Stock on the Initial Grant Date at the initial public offering price. Each non-employee director will receive an option to purchase 10,000 shares on the Initial Grant Date at the initial public offering price, except the Chairman of the Board of Directors, Mr. Lunsford, who will receive an option to purchase 80,000 shares at the initial public offering price. Each new non-employee director will be granted an option to purchase 10,000 shares of Common Stock on the date of his or her election. The Company will thereafter annually issue, beginning on the first anniversary of the Initial Grant Date, to each of the Company's non-employee directors, an option to purchase 1,000 shares of Common Stock. Subsequent to this offering, all options for directors will be granted at the fair market value of the Common Stock on the date of grant. A total of 250,000 shares are reserved for issuance under the Directors Plan. All options granted under the Directors Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant.

COMPENSATION OF EXECUTIVE OFFICERS

  The Company was organized in May 1996 and its operations since that time have related primarily to its formation and to the Contribution Transaction. During 1996, Messrs. Mulloy, Bellande and Wesley will earn annual salaries of $180,000, $157,500 and $90,000, respectively, exclusive of performance bonuses which will not exceed one-third of base salary for Mr. Mulloy and one-quarter of base salary for Mr. Bellande and Mr. Wesley.

EMPLOYEE AWARDS GRANTED

  Pursuant to the Company's 1996 Stock Ownership Incentive Plan (the "1996 Plan"), certain executive officers of the Company will receive restricted shares and options upon completion of this offering. W. Patrick Mulloy, II, Chief Executive Officer, President and Director, will be granted 30,000 restricted shares of Common Stock and an option to purchase 200,000 shares of Common Stock at the initial public offering price. Ralph H. Bellande, Chief Operating Officer, will receive 15,000 restricted shares of Common Stock and an option to purchase 75,000 shares of Common Stock at the initial public offering price. J. Timothy Wesley, Chief Financial Officer, Vice President of Development and Secretary, will receive 5,000 restricted shares of Common Stock and an option to purchase 35,000 shares of Common Stock at the initial public offering price. Restrictions on all of these restricted shares of Common Stock granted pursuant to the 1996 Plan lapse in two equal annual installments, beginning on the first anniversary of the grant date. All options to purchase Common Stock will be granted at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. These initial option grants will become exercisable in four equal annual installments, beginning on the first anniversary of the grant date.

VENCOR EMPLOYEE OPTION GRANTS

  The Company expects to issue options for 90,000 shares of Common Stock to certain Vencor employees with an exercise price equal to the initial offering price. These options are being granted to incentivize and reward Vencor employees who have provided, and will provide, support services to the Company. These options will become exercisable in four equal annual installments, beginning on the first anniversary of the grant date. See "Certain Transactions."

1996 STOCK OWNERSHIP INCENTIVE PLAN

  The 1996 Plan provides for the granting of any of the following awards ("Employee Awards") to eligible employees of the Company and its subsidiaries:
(i) stock options which do not constitute "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended ("non-qualified stock options"); (ii) incentive stock options; (iii) restricted shares; and (iv) performance units. The 1996 Plan is intended to provide incentives and rewards for employees to support the execution of the Company's business plan and to associate the interests of employees with those of the Company's stockholders.

  The 1996 Plan will be administered by a committee composed of two or more directors or by the entire board of directors (the "Committee"). In administering the 1996 Plan, the Committee will determine, among other things:
(i) individuals to whom grants of Employee Awards will be made; (ii) the type and size of Employee Awards; (iii) the terms of an Employee Award including, but not limited to, a vesting schedule, exercise price, restriction or performance criteria, and the length of any relevant performance, restriction or option period. The Committee may also construe, interpret and correct defects, omissions and inconsistencies in the 1996 Plan.

  The Common Stock subject to the 1996 Plan will be authorized but unissued shares or previously acquired shares. The 1996 Plan provides that 1,000,000 shares of Common Stock will be available for grant of Employee Awards and the total number of shares of Common Stock with respect to which stock options may be granted to any individual over the term of the Plan may not exceed 40% of the total shares authorized for the 1996 Plan. The total number of shares of Common Stock available for awards of restricted stock is 20% of the total shares authorized under the 1996 Plan. Pursuant to the 1996 Plan, the number and kind of shares to which Employee Awards are subject may be appropriately adjusted in the event of certain changes in capitalization of the Company, including stock dividends and splits, reclassification, recapitalization, reorganizations, mergers, consolidations, spin-offs, split-ups, combinations or exchange of shares, and certain distributions, and repurchases, of shares.

  Stock Options. The Committee may grant stock options to eligible individuals in the form of an incentive stock option or a non-qualified stock option. The exercise period for any stock option will be determined by the Committee at the time of grant but may not exceed ten years from the date of grant (five years in the case of an Incentive Stock Option granted to a "Ten-Percent Stockholder" as defined in the 1996 Plan). The exercise price per share of Common Stock covered by a stock option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant (110% in the case of an incentive stock option granted to a Ten-Percent Stockholder). The exercise price is payable, at the Committee's discretion, in cash, in shares of already owned Common Stock or in any combination of cash and shares. Stock options will become exercisable in installments as determined by the Committee and as set forth in the optionee's option agreement. Each option grant may be exercised in whole, at any time, or in part, from time to time, after the grant becomes exercisable.

  If a participant's employment terminates by reason of death or disability, any outstanding stock options will vest fully and be exercisable at any time within two years following the date of death or disability (but in no event beyond the stated term of the option). Upon an optionee's retirement, stock options will be exercisable at any time prior to the end of the stated term of the stock option or two years following the retirement date in the case of non-qualified stock options and 90 days in the case of incentive stock options, whichever is the shorter period, but only to the extent the stock options are exercisable at retirement. Upon termination for any other reason other than for cause, any previously vested stock options will be exercisable for the lesser of 90 days or the balance of the stock option's stated term. In the event of termination for cause, all options, whether or not exercisable, will terminate.

  Restricted Stock. Subject to the limitations of the 1996 Plan, the Committee may grant restricted stock to eligible individuals. Restricted stock awards are shares of Common Stock that are subject to restrictions on transfer or other incidents of ownership where the restrictions lapse based solely on continued employment with the Company for specified periods or based on the attainment of specified performance standards in either case, as the Committee may determine. The Committee will determine all terms and conditions pursuant to which restrictions upon restricted stock will lapse. At the discretion of the Committee, certificates representing shares of restricted stock will be deposited with the Company until the restriction period ends. Grantees of restricted stock will have all the rights of a stockholder with respect to the restricted stock and may receive dividends, unless the Committee determines otherwise. Dividends may, at the discretion of the Committee, be deferred until the restriction period ends and may bear interest if the Committee so determines.

  If a grantee's employment terminates by reason of death or disability prior to the expiration of the restriction period applicable to any restricted shares then held by the grantee, all restrictions pertaining to such shares immediately lapse. Upon termination for any other reason, all restricted shares are forfeited.

  Performance Units. The Committee may grant performance units to eligible individuals. Each performance unit will specify the performance goals, the performance period and the number of performance units granted. The performance period will be not less than one year, nor more than five years, as determined by the Committee. Performance goals are those objectives established by the Committee which may be expressed in terms of earnings per share, price of the Common Stock, pre-tax profit, net earnings, return on equity or assets, revenues or any combination of the above. Performance goals may relate to the performance of the Company, a subsidiary, a division or other operating unit of the Company. Performance goals may be established as a range of goals if the Committee so desires.

  If the Committee determines that the performance goals have been met, the grantee will be entitled to the appropriate payment with respect thereto. At the option of the Committee, payment may be made solely in shares of Common Stock, solely in cash, or a combination of cash and shares of Common Stock.

  Change in Control. Generally, in the event of a "change in control" (as defined in the 1996 Plan) of the Company, all outstanding stock options become fully vested and immediately exercisable in their entirety. In addition, if provided in an optionee's agreement, the optionee will be permitted to sell the option to the Company generally for an amount equal to the excess of (x) the fair market value over (y) the per share exercise price for such shares under the stock option. In addition, all restrictions on restricted stock lapse upon a change in control and outstanding performance units become fully vested and payable in an amount equal to the greater of: (i) the maximum amount payable under the performance unit multiplied by a percentage equal to the percentage that would have been earned assuming the rate at which the performance goals have been achieved as of the date of the change in control would have continued until the end of the performance cycle; or (ii) the maximum amount payable multiplied by the percentage of the performance cycle completed at the time of the change in control.

  Amendments and Termination. The Board may at any time terminate and, from time to time, may amend or modify the 1996 Plan; provided, however, that no amendment may impair the rights of a participant with respect to outstanding Employee Awards without the participant's consent. Any such action of the Board may be taken without the approval of the Company's stockholders, but only to the extent that such stockholder approval is not required by applicable law or regulation. The 1996 Plan will terminate ten years from its effective date.

                             CERTAIN TRANSACTIONS

  The following agreements were entered into between the Company and Vencor:

  Incorporation Agreement. To effect the Contribution Transaction and pursuant to the Incorporation Agreement, Vencor has transferred or agreed to transfer to the Company, or to cause its respective subsidiaries or affiliates to transfer to the Company, their respective interests in the communities. The Company has assumed or agreed to assume all the communities' liabilities in accordance with the Incorporation Agreement. Except as expressly set forth in the Incorporation Agreement, no party is making any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the separation, as to any consents or approvals required in connection therewith, as to the value or freedom from counterclaim with respect to any claim of any party, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as expressly set forth in the Incorporation Agreement, all assets are being transferred on an "as is," "where is" basis, and the Company has agreed to bear the economic and legal risks that the conveyance is insufficient to vest in the Company good and marketable title, free and clear of any security interest or adverse claim.

  The Company will indemnify Vencor and its subsidiaries against certain losses, claims, damages or liabilities including those arising out of: (i) any inaccurate representation or breach of warranty under the Incorporation Agreement; and (ii) any indebtedness, lease, contract or other obligation referred to in the Incorporation Agreement. The Company will also indemnify Vencor, as a controlling person, against any loss, claim, damage or liability arising out of this offering, except for losses, claims, damages or liabilities arising from information supplied in writing by Vencor for inclusion in this Prospectus. Vencor will similarly indemnify the Company and its subsidiaries with respect to any inaccurate representation or breach of warranty under the Incorporation Agreement.

  The Incorporation Agreement contains provisions governing the resolution of disputes, controversies or claims (collectively, "Disputes") that may arise between or among the parties. These provisions contemplate that efforts will first be made to resolve such Disputes by referring the matter to senior management or other mutually agreed representatives of the parties. If such efforts are not successful, any party may submit such Dispute to mediation. If such negotiations and mediation are not successful, any party may submit such Dispute to mandatory, binding arbitration, subject to the provisions of the Incorporation Agreement. The Incorporation Agreement contains procedures for the selection of a sole arbitrator of such Dispute and for the conduct of the arbitration hearing, including certain limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such Dispute.

  In the event that any such Dispute is, or is reasonably likely to be, in excess of $5.0 million, or in the event that an arbitration award in excess of $10.0 million is issued in any arbitration proceeding commenced under the Incorporation Agreement, subject to certain conditions, any party may submit such Dispute to a court of competent jurisdiction and the arbitration provisions contained in the Incorporation Agreement will not apply. In the event that the parties do not agree that the amount in controversy is in excess of $5.0 million, the Incorporation Agreement provides for arbitration of such disagreement.

  The Company will pay Vencor $150,000 for legal and accounting assistance provided to the Company in connection with this offering.

  Administrative Services Agreement. The Company and Vencor have entered into an Administrative Services Agreement pursuant to which Vencor provides certain administrative services to the Company. The Administrative Services Agreement is a one-year agreement which may be terminated by the Company at any time upon 30 days' written notice to Vencor. Some of the services which will be provided to the Company by Vencor will be finance and accounting, human resources, risk management, legal support, market planning and information systems support. The purpose of the Administrative Services Agreement is to provide for the transition of the Company from being a wholly owned subsidiary of Vencor to being a separate company. The Company, however, may extend the Administrative Services Agreement after the first year on a month-to-month basis or for up to one additional year. In such case, Vencor or the Company may terminate the Administrative Services Agreement upon 60 days' written notice. The Company will pay Vencor approximately $660,000 per year for such services. The Company or Vencor may agree to increase or decrease the services to be provided in accordance with the Administrative Services Agreement, if needed.

  Services Agreements and Sublease Agreement. The Company and subsidiaries of Vencor have entered into Services Agreements relating to seven communities which are contiguous to Vencor facilities. The Services Agreements pertain to the sharing of costs relating to maintenance and lawn services, marketing, food services, general office, housekeeping and emergency call system. These Services Agreements may be cancelled by either party upon 90 days prior written notice. The maximum amount that the Company expects to pay Vencor in connection with The Services Agreements is $150,000 per year. The Company and Vencor have also entered into a two-year Sublease Agreement covering approximately 4,000 square feet of office space used for the Company's headquarters located in Louisville, Kentucky at an annual rental of $48,300.

  New Pond Lease. New Pond Village Associates, a partnership owned by subsidiaries of Vencor ("New Pond"), will lease the New Pond Village Retirement Center to Atria pursuant to the terms of a lease which is intended to be categorized as a finance lease for financial and tax accounting purposes. The lease has a term of 99 years, unless earlier terminated. Under the lease, the Company pays no rent as such, but is obligated to pay all ad valorem property taxes, insurance, utilities and all payments required to be made on the indebtedness secured by the leased property. New Pond is obligated to use its reasonable best efforts to obtain the requisite zoning and consent of the holder of the mortgage on the leased property to the conveyance of the leased property to the Company. At such time as such conveyance occurs, the Company will assume the indebtedness secured by the mortgage on the leased property.

  Guaranty Fee Agreement. Vencor and the Company will enter into a Guaranty Fee Agreement prior to completion of this offering. The Guaranty Fee Agreement provides that the Company will pay to Vencor a fee equal to 1.5% of the average outstanding sum of the principal balance of all debts, letters of credit or obligations of the Company which are guaranteed by Vencor. In connection with the proposed Atria Credit Facility, Vencor will guarantee up to $100.0 million in the first year following this offering, declining to $75.0 million, $50.0 million and $25.0 million in each respective year thereafter. Vencor currently guarantees $62.1 million of industrial revenue bonds and the Company intends to replace such Vencor guarantees with the Atria Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Redding Lease. The Company intends to lease certain real estate in Redding, California from Vencor pursuant to a lease to be categorized as a finance lease for financial and tax accounting purposes. This lease will have a term of 99 years, unless earlier terminated. Under the lease, the Company will pay $1.00 per year rent and will be obligated to pay all ad valorem property taxes, insurance and utilities relating to the leased property. The lease will also require Vencor to use its reasonable best efforts to obtain the requisite approval for the subdivision of a larger parcel of which the leased property is a part. If and when such approval is received, Vencor will convey the property to the Company for $1.00.

  Registration Rights Agreement. The Company has granted demand and incidental registration rights to Vencor for the registration of shares of Common Stock owned by Vencor under the Securities Act of 1933. See "Description of Capital Stock--Registration Rights Agreement."

  Voting Agreement. Upon completion of this offering, Vencor will enter into a Voting Agreement pursuant to which it will agree to vote all of its shares of Common Stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors. The Voting Agreement will continue in effect for five years from the date of this offering so long as Vencor beneficially owns 30% or more of the Common Stock.

  Tax Sharing Agreement. Vencor and the Company have entered into a Tax Sharing Agreement which generally provides for the manner in which the parties will bear taxes for the short period ending upon the sale by the Company of the Common Stock pursuant to this offering, and income tax deficiencies/refunds resulting from future audit adjustments. The Company will be required to pay to Vencor an amount equal to the excess of the income tax liability which the Company would have for the short period over the amount which the Company has previously paid (or been charged with by Vencor) with respect to such taxes.

  If additional taxes must be paid by the Company or Vencor as a result of an adjustment made by a tax regulatory authority and as a result of that adjustment the other party would obtain an offsetting tax benefit, the party obtaining the tax benefit pays an amount equal to the additional tax to the party whose income tax liability was increased. Likewise, if income taxes are reduced as a result of an adjustment made by a tax regulatory authority and as a result of that adjustment the other party would suffer an offsetting tax detriment, the party whose taxes were reduced pays that amount to the other party. The Tax Sharing Agreement also contains provisions dealing with challenging adjustments made by tax regulatory authorities, who will bear the expenses of any such challenge and cooperation between the parties.

  Borrowing From Vencor. A subsidiary of the Company will be indebted to Vencor in the amount of $14.0 million. The indebtedness will be evidenced by a promissory note in favor of Vencor, will bear interest at a rate equal to the floating prime rate of National City Bank, Kentucky plus 1.0%, payable quarterly, and the principal amount will be due one year after this offering. The promissory note may be prepaid, without premium or penalty, at any time after six months.

  Other Transactions. SCM Partners, a Kentucky general partnership, leases a parking lot next to Company's headquarters in Louisville, Kentucky to Vencor pursuant to a two-year lease. Vencor pays SCM Partners approximately $50,000 per year in connection with such lease. Mr. Mulloy owns a 10.4% interest in SCM Partners. Vencor believes that the terms of such lease are no less favorable than terms which could be obtained from an unrelated third party. William C. Ballard Jr., a director of the Company, is Of Counsel to the law firm of Greenebaum Doll & McDonald PLLC, which is counsel to the Company.

  In the future, transactions between the Company and its officers, directors, principal stockholders and their affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and any such transactions will be approved by a majority of the disinterested members of the Board of Directors. Although the Company was a wholly owned subsidiary of Vencor at the time it entered into the above described transactions, the Company believes that the terms of such agreements are no less favorable than terms which could be obtained from an unrelated third party.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth at June 15, 1996 certain information with respect to beneficial ownership of the Common Stock (assuming completion of the Contribution Transaction and the issuance of the restricted shares of Common Stock), and the common stock of Vencor, by: (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director and executive officer of the Company; and (iii) all directors and executive officers of the Company as a group. Information is provided with respect to beneficial ownership of Vencor common stock because Vencor may be deemed to be a "parent" of the Company as such term is defined in the rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

                                      COMPANY                    VENCOR
                          -------------------------------- ---------------------
                                           PERCENTAGE OF
                            NUMBER OF      COMMON STOCK     NUMBER OF
                              SHARES     -----------------    SHARES
                           BENEFICIALLY   BEFORE   AFTER   BENEFICIALLY    % OF
           NAME              OWNED(1)    OFFERING OFFERING   OWNED(1)      CLASS
           ----           -------------- -------- -------- ------------    -----
Sandra Harden Austin.....      5,000(2)     *        *              -         -
William C. Ballard Jr....      5,000(2)     *        *         28,907(3)     *
Ralph H. Bellande........     15,000(2)     *        *            592(4)     *
Peter J. Grua(5).........      5,000(2)     *        *              -         -
Thomas T. Ladt...........      5,000(2)     *        *         83,715(6)     *
W. Bruce Lunsford........ 10,020,000(7)    99.3%    66.4%   2,251,882(8)    3.2%
W. Patrick Mulloy, II....     30,000(2)     *        *          1,445(9)     *
R. Gene Smith............      5,000(2)     *        *      1,537,117(10)   2.2%
J. Timothy Wesley........      5,000(2)     *        *            938(11)    *
Vencor, Inc.............. 10,000,000(12)   99.1%    66.2%           -         -
All executive officers
 and directors
 as a group (9 persons).. 10,095,000(13)  100.0%    66.9%   3,904,596       5.6%

- --------
 * Less than one percent.

(1) In accordance with Securities and Exchange Commission rules, a person is deemed to have beneficial ownership of any securities as to which such person, directly or indirectly, has or shares voting power or investment power and of any securities with respect to which such person has the right to acquire such voting or investment power within 60 days. Ownership information includes the restricted shares to be awarded upon completion of this offering. Except as otherwise noted in the accompanying footnotes, the named persons have sole voting and investment power.
(2) Represents restricted shares of Common Stock. The restrictions lapse in two equal annual installments beginning on the first anniversary of the grant date.
(3) Includes an aggregate of 3,000 shares held by charitable remainder trusts for the benefit of family members. Also includes 23,907 shares which may be acquired by Mr. Ballard through the exercise of options.
(4) Includes 396 shares held jointly with his spouse. Mr. Bellande shares voting and investment power with his spouse.

(5) Prior to completion of this offering, Mr. Grua, who has agreed to serve as a director, will be appointed as a director of the Company.
(6) Includes 7,029 shares held by his spouse as custodian for his children and 20,058 shares held by his spouse. With respect to these 27,087 shares, Mr. Ladt shares voting and investment power with his spouse. Includes 24,188 shares which may be acquired by Mr. Ladt through the exercise of options. Excludes 738 shares held in the Vencor, Inc. Retirement Savings Plan for his benefit.

(7) Includes 10,000,000 shares held by Vencor. Mr. Lunsford is Chairman of the Board, President and Chief Executive Officer of Vencor. Because Mr. Lunsford has authority to direct the voting and disposition of such shares, he may be deemed to beneficially own these shares. Mr. Lunsford disclaims beneficial ownership of these shares. Includes 20,000 restricted shares of Common Stock. Restrictions on restricted shares lapse in two equal annual installments beginning on the first anniversary of the grant date.
(8) Includes 71,412 shares held by a private foundation with respect to which Mr. Lunsford has sole voting power and shared investment power. Also includes 179,159 shares which may be acquired by Mr. Lunsford through the exercise of options. Excludes 15,465 shares held in trust for the benefit of his children and 6,908 shares held in the Vencor, Inc. Retirement Savings Plan for his benefit.
(9) Includes 345 shares held by his spouse. Mr. Mulloy shares voting and investment power with his spouse.
(10) Includes 36,250 shares held by a private foundation with respect to which Mr. Smith shares sole voting and investment power, and 140,625 shares held by a limited partnership with respect to which he has sole voting and investment power. Also includes 23,907 shares which may be acquired by Mr. Smith through the exercise of options.
(11) Represents 938 shares which may be acquired by Mr. Wesley upon exercise of options exercisable as of the day on which he ceased employment with Vencor and became an executive officer of Atria.
(12) The address of Vencor, Inc. is 3300 Providian Center, 400 W. Market Street, Louisville, Kentucky 40202.
(13) Includes 95,000 restricted shares of Common Stock. The restrictions lapse in two equal annual installments beginning on the first anniversary of the grant date.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Restated Certificate of Incorporation provides that the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. Upon completion of this offering, 15,095,000 shares of Common Stock will be issued and outstanding (15,845,000 shares if the Underwriters' over-allotment option is exercised in full), and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to the requirements (including preferential rights) of any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to the Common Stock.

  National City Bank will act as the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

  The Board has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN CORPORATE GOVERNANCE MATTERS

  The Company's Restated Certificate of Incorporation and the Amended and Restated By-laws provide that, commencing with the 1997 annual meeting of stockholders, the Board will be divided into three classes. Following completion of this offering, there will be seven directors. Unless the number of directors is increased prior to the 1997 annual meeting of stockholders, two classes of directors will consist of two directors each and one class will consist of three directors, with the term of office of the first class to expire at the 1998 annual meeting of stockholders, the term of office of the second class to expire at the 1999 annual meeting of stockholders, and the term of office of the third class to expire at the 2000 annual meeting of stockholders. At each succeeding annual meeting of stockholders, directors will be elected to a three-year term of office.

  The Company's Restated Certificate of Incorporation and the Amended and Restated By-laws provide that: (i) the number of directors of the Company will be fixed by resolution of the Board, but in no event will be less than three nor more than 15 directors; (ii) the directors of the Company in office from time to time will fill any vacancy or newly created directorship on the Board, with any new director to serve in the class of directors to which he or she is so elected; (iii) directors of the Company may be removed only for cause by the holders of at least a majority of the Company's voting stock, provided, however, that prior to the date that Vencor and its affiliates cease owning at least a majority of the Company's Common Stock (the "Trigger Date"), cause is not required for removal of directors; (iv) after the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting; and (v) except as described below, special meetings of stockholders may be called only by the Chairman of the Board, the President of the Company or by a majority of the total number of directors of the Company and, prior to the Trigger Date, by Vencor, and the business permitted to be conducted at any such meeting is limited to that stated in the notice of the special meeting. The Amended and Restated By-laws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not fewer than 60 days nor more than 90 days in advance of the annual meeting of stockholders; provided, however, if the date of the meeting is not furnished to stockholders in a notice, or is not publicly disclosed by the Company, more than 70 days prior to the meeting, notice by the stockholder, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  The Amended and Restated By-laws also provide that stockholders desiring to nominate persons for election as directors must make their nominations in writing to the President of the Company not fewer than 60 days nor more than 90 days prior to the scheduled date for the annual meeting; provided, however, if fewer than 70 days notice or prior public disclosure of the scheduled date for the annual meeting is given or made, notice by the stockholders, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Prior to the Trigger Date, Vencor may nominate persons for election as directors without following the notice pending nomination procedures required of all other stockholders.

  Under applicable provisions of the Delaware General Corporation Law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Restated Certificate of Incorporation and Amended and Restated By-laws provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Company's voting stock, voting together as a single class.

  The foregoing provisions of the Restated Certificate of Incorporation and Amended and Restated By-laws may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company's management believes that the foregoing measures provide benefits to the Company and its stockholders by enhancing the Company's ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company and that such benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification (as required by Section 203) of a transaction which is one of certain extraordinary transactions involving the corporation, is with or by a person who either has not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, and is approved or not opposed by a majority of the board of directors then in office. As a result of its initial ownership of all of the outstanding Common Stock, Vencor is not subject to the restrictions imposed upon an interested stockholder under Section 203.

REGISTRATION RIGHTS AGREEMENT

  The Company has granted demand and incidental registration rights to Vencor for the registration of shares of Common Stock owned by Vencor under the Securities Act of 1933. Four demand registrations are permitted. The Company will pay the fees and expenses of two demand registrations and the incidental registrations, while Vencor will pay all underwriting discounts and commissions. These registration rights expire five years from the completion of this offering and are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by Vencor included in such registration.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 15,095,000 shares of Common Stock (15,845,000 shares if the Underwriters' over-allotment option is exercised in full). The 5,000,000 shares sold in this offering (or a maximum of 5,750,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 10,095,000 shares outstanding are "restricted securities" as that term is defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. Vencor, the Company and executive officers and directors of the Company have agreed that they will not sell any shares of Common Stock prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

  In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or one percent of the then outstanding shares of the Common Stock, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the holding period, to sell shares of Common Stock. A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned such shares for at least three years, would be entitled to sell such shares without regard to the volume limitations described above.

  The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities" after one year rather than two years (and two years rather than three years for "non-affiliates" under Rule 144(k)). If such proposed amendment is adopted, restricted securities would become freely tradable (subject to any applicable contractual restrictions) at correspondingly earlier dates.

  Subject to certain exceptions, Vencor, the Company and the Company's executive officers and directors have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any Common Stock issuable upon exercise of options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

  After completion of this offering, Vencor will be entitled to certain rights with respect to the registration of 10,000,000 shares of Common Stock for sale under the Securities Act. See "Description of Capital Stock--Registration Rights Agreement."

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement, the underwriters named below (the "Underwriters") through their Representatives, Alex. Brown & Sons Incorporated, Morgan Stanley & Co. Incorporated and J.C. Bradford & Co. have severally agreed to purchase from the Company, the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                      NUMBER OF
        UNDERWRITER                                                    SHARES
        -----------                                                   ---------
Alex. Brown & Sons Incorporated......................................
Morgan Stanley & Co. Incorporated....................................
J.C. Bradford & Co...................................................
                                                                      ---------
  Total.............................................................. 5,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 5,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Stockholders of the Company, holding in the aggregate 10,095,000 shares of Common Stock and restricted shares, have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

  At the request of the Company, up to 500,000 shares of Common Stock offered hereby have been reserved for sale to certain individuals, including directors and employees of Vencor, the Company and other entities with whom directors of the Company are affiliated, and members of their families. The price of such shares to such persons will be the initial public offering price set forth on the cover of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered hereby at the initial public offering price set forth on the cover of this Prospectus.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Greenebaum Doll & McDonald PLLC, Louisville, Kentucky. William C. Ballard Jr., a director of the Company, is Of Counsel to Greenebaum Doll & McDonald PLLC and as of the date of this Prospectus he beneficially owns 5,000 shares of Common Stock. Alston & Bird, Atlanta, Georgia, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                                    EXPERTS

  The audited combined financial statements of Atria Communities, Inc. included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed through the Electronic Data Gathering, Analysis and Retrieval system with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-1 (the "Registration Statement," which includes all amendments, exhibits and schedules thereto), pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations promulgated thereunder, with respect to this offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the SEC, and to which reference is hereby made.

  As a result of this offering, the Company will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file proxy statements, reports and other information with the SEC. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the SEC, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such filings may also be obtained from the SEC through the Internet at http://www.sec.gov.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC, reference is made to such exhibit or other filing for a more complete description of the matter involved and each such statement is qualified in its entirety by such reference.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent accounting firm. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                            ATRIA COMMUNITIES, INC.
                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................  F-2
Combined Financial Statements:
  Combined Statement of Income for the years ended December 31, 1993, 1994 and 1995...............................................................  F-3
  Combined Balance Sheet, December 31, 1994 and 1995......................  F-4
  Combined Statement of Changes in Investments by and Advances from
   Vencor, Inc. for
   the years ended December 31, 1993, 1994 and 1995.......................  F-5
  Combined Statement of Cash Flows for the years ended December 31, 1993,
   1994
   and 1995...............................................................  F-6
  Notes to Combined Financial Statements..................................  F-7
Condensed Combined Financial Statements (unaudited):
  Condensed Combined Statement of Income for the six months ended June 30,
   1995
   and 1996............................................................... F-14
  Condensed Combined Balance Sheet, December 31, 1995 and June 30, 1996... F-15
  Condensed Combined Statement of Cash Flows for the six months ended
   June 30, 1995 and 1996................................................. F-16
  Notes to Condensed Combined Financial Statements........................ F-17

                        REPORT OF INDEPENDENT AUDITORS

  The following report is in the form that will be signed upon the completion of the reorganization described in Note 1 to the accompanying combined financial statements.

                                          Ernst & Young LLP

To the Board of Directors and Stockholders
Atria Communities, Inc.

  We have audited the accompanying combined balance sheet of Atria Communities, Inc. (formerly the assisted and independent living businesses of Vencor, Inc.--see Note 1) as of December 31, 1994 and 1995, and the related combined statements of income, investments by and advances from Vencor, Inc. and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Atria Communities, Inc. at December 31, 1994 and 1995, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Louisville, Kentucky
June 14, 1996, except for Notes 1 and 7  as to which the date is      , 1996

                            ATRIA COMMUNITIES, INC.
                          COMBINED STATEMENT OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                       1993     1994     1995
                                                      -------  -------  -------
Revenues............................................  $35,870  $39,758  $47,976
                                                      -------  -------  -------
Salaries, wages and benefits........................   14,735   14,638   17,455
Supplies............................................    4,360    4,023    4,860
Rent................................................      351      333      383
Depreciation and amortization.......................    4,503    4,541    5,113
Non-recurring transactions..........................     (266)  (1,675)     600
Other operating expenses (including amounts paid to
 Vencor, Inc. of $525 in 1993, $570 in 1994 and $600
 in 1995)...........................................    8,031    8,347    9,465
                                                      -------  -------  -------
                                                       31,714   30,207   37,876
                                                      -------  -------  -------
Operating income....................................    4,156    9,551   10,100
Interest expense....................................    3,499    3,538    4,322
Investment income...................................     (346)    (330)    (147)
                                                      -------  -------  -------
Income before income taxes and extraordinary loss...    1,003    6,343    5,925
Provision for income taxes..........................      396    2,506    2,341
                                                      -------  -------  -------
Income before extraordinary loss....................      607    3,837    3,584
Extraordinary loss on extinguishment of debt, net of
 income tax benefit of $69 in 1993 and $93 in 1995..     (103)       -     (146)
                                                      -------  -------  -------
  Net income........................................  $   504  $ 3,837  $ 3,438
                                                      =======  =======  =======
Unaudited pro forma data:
 Earnings per common share:
 Income before extraordinary loss...................                    $   .24
 Extraordinary loss on extinguishment of debt.......                       (.01)
                                                                        -------
  Net income........................................                    $   .23
                                                                        =======
 Shares used in computing earnings per common
  share.............................................                     15,095


     The accompanying notes are an integral part of the combined financial statements.

                            ATRIA COMMUNITIES, INC.
                             COMBINED BALANCE SHEET
                           DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                               1994      1995
                                                             --------  --------
                          ASSETS
Current assets:
 Cash and cash equivalents.................................  $  1,497  $  2,819
 Accounts receivable less allowance for loss of $46--1994
  and $89--1995............................................       522       561
 Other.....................................................       510       366
                                                             --------  --------
                                                                2,529     3,746
Property and equipment, at cost:
 Land......................................................    19,679    20,668
 Buildings.................................................   111,553   122,986
 Equipment.................................................     8,820    10,510
 Construction in progress..................................     1,540        73
                                                             --------  --------
                                                              141,592   154,237
 Accumulated depreciation..................................   (18,637)  (23,027)
                                                             --------  --------
                                                              122,955   131,210
Notes receivable...........................................     4,552         -
Intangible assets less accumulated amortization of $2,641--
 1994 and
 $3,294--1995..............................................     2,114     2,173
Other......................................................       866     3,788
                                                             --------  --------
                                                             $133,016  $140,917
                                                             ========  ========
           LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Accounts payable..........................................  $  1,853  $  1,875
 Salaries, wages and other compensation....................       970     1,019
 Other accrued liabilities.................................       750       784
 Long-term debt due within one year........................       594       844
                                                             --------  --------
                                                                4,167     4,522
Long-term debt.............................................    90,599   104,506
Deferred credits and other liabilities.....................     6,415     3,442
Contingencies
Stockholder's equity:
 Investments by and advances from Vencor, Inc..............    31,835    28,447
                                                             --------  --------
                                                             $133,016  $140,917
                                                             ========  ========

     The accompanying notes are an integral part of the combined financial statements.

                            ATRIA COMMUNITIES, INC.
                COMBINED STATEMENT OF CHANGES IN INVESTMENTS BY
                         AND ADVANCES FROM VENCOR, INC.
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                       1993    1994     1995
                                                      ------- -------  -------
Balance at beginning of period....................... $27,219 $34,959  $31,835
 Net income..........................................     504   3,837    3,438
 Net cash advances by (payments to) Vencor, Inc......   3,899  (6,811)  (6,350)
 Non-cash transfers from (to) Vencor, Inc.
  (principally property and equipment, at cost)......   3,337    (150)    (476)
                                                      ------- -------  -------
Balance at end of period............................. $34,959 $31,835  $28,447
                                                      ======= =======  =======



     The accompanying notes are an integral part of the combined financial statements.

                            ATRIA COMMUNITIES, INC.
                        COMBINED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                      1993     1994     1995
                                                    --------  -------  -------
Cash flows from operating activities:
 Net income........................................ $    504  $ 3,837  $ 3,438
 Adjustments to reconcile net income to net cash
  provided
  by operating activities:
   Depreciation and amortization...................    4,503    4,541    5,113
   Provision for doubtful accounts.................       18        7       79
   Deferred income taxes...........................      748      169      (63)
   Extraordinary loss on extinguishment of debt....      172        -      239
   Non-recurring transactions......................        -     (425)     600
   Other...........................................     (104)    (745)    (261)
   Change in operating assets and liabilities:
    Accounts receivable............................      913     (212)    (240)
    Other assets...................................      111       18      234
    Accounts payable...............................      436      572       53
    Other accrued liabilities......................   (1,633)    (179)    (661)
                                                    --------  -------  -------
     Net cash provided by operating activities.....    5,668    7,583    8,531
Cash flows from investing activities:
 Purchase of property and equipment................   (1,716)  (5,714)  (4,025)
 Sale of assets....................................    3,078      672        -
 Collection of notes receivable....................       35    1,800        -
 Net change in partnership investments.............      107     (814)     716
 Other.............................................     (179)      54      437
                                                    --------  -------  -------
     Net cash provided by (used in) investing
      activities...................................    1,325   (4,002)  (2,872)
Cash flows from financing activities:
 Issuance of long-term debt........................   12,950    6,450    6,806
 Repayment of long-term debt.......................  (21,337)  (3,348)  (4,659)
 Net advances from (payments to) Vencor, Inc.......    3,899   (6,811)  (6,350)
 Other.............................................     (412)     (70)    (134)
                                                    --------  -------  -------
     Net cash used in financing activities.........   (4,900)  (3,779)  (4,337)
                                                    --------  -------  -------
Change in cash and cash equivalents................    2,093     (198)   1,322
Cash and cash equivalents at beginning of period...     (398)   1,695    1,497
                                                    --------  -------  -------
Cash and cash equivalents at end of period......... $  1,695  $ 1,497  $ 2,819
                                                    ========  =======  =======
Supplemental information:
 Interest payments................................. $  3,352  $ 3,667  $ 4,397
 Income tax payments (refunds).....................     (366)   2,336    2,310
 Non-cash transactions:
  Exchange of note receivable for additional
   partnership interest............................        -        -    4,552
  Exchange of long-term debt in lieu of cash in
   connection
   with sale of a facility.........................    6,471        -        -

     The accompanying notes are an integral part of the combined financial statements.

                            ATRIA COMMUNITIES, INC.
                    NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1--ACCOUNTING POLICIES

 Basis of Presentation

  In May 1996, the Board of Directors of Vencor, Inc. ("Vencor") authorized management to establish a wholly owned subsidiary, Atria Communities, Inc. ("Atria") to operate Vencor's assisted and independent living business. As part of that transaction, management intends to consummate an initial public offering (the "IPO") of 5,000,000 shares of Atria's common stock. Upon completion of the IPO, it is expected that Vencor will own 10,000,000 shares of Atria common stock.

  The accompanying combined historical financial statements reflect the operations of the assisted and independent living business of Vencor which are to be transferred to Atria at or prior to completion of the IPO. These financial statements have been derived from the consolidated financial statements of Vencor and are presented as if Atria had been operated as a separate entity.

  The combined financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based upon the estimates and judgments of management. Actual amounts may differ from these estimates.

 Revenues

  Revenues are recognized when services are rendered and consist of daily resident fees and fees for other ancillary services. Agreements with residents are generally for a term of one year. Revenues from management contracts are recognized in the period earned in accordance with the terms of the management agreement.

  Substantially all revenues are derived from private pay sources. A summary of revenues follows (dollars in thousands):

                                                         1993    1994    1995
                                                        ------- ------- -------
Owned and leased facilities............................ $35,515 $39,340 $47,635
Managed facilities.....................................     355     418     341
                                                        ------- ------- -------
                                                        $35,870 $39,758 $47,976
                                                        ======= ======= =======

  The terms of resident agreements at one community require the resident to forfeit a certain percentage of the face amount of a resident mortgage bond (purchased by the resident at the inception of the residency agreement) to Atria upon termination of the residency agreement. These amounts are recorded as deferred revenue at the inception of the residency agreement and recognized as income on a straight-line basis over the estimated stay of a resident. See
Note 4.

 Cash and Cash Equivalents

  Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

 Allowance for Doubtful Accounts

  A summary of the allowance for doubtful accounts follows (dollars in thousands):

                                                                1993 1994  1995
                                                                ---- ----  ----
   Balance at beginning of period.............................. $29  $47   $ 46
    Provision for doubtful accounts............................  18    7     79
    Accounts written off.......................................   -   (8)   (36)
                                                                ---  ---   ----
   Balance at end of period.................................... $47  $46   $ 89
                                                                ===  ===   ====

                            ATRIA COMMUNITIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
NOTE 1--ACCOUNTING POLICIES (CONTINUED)

 Property and Equipment

  Property and equipment are recorded at cost and include interest capitalized on significant construction projects during the construction period as well as other costs directly related to the development and construction of communities.

  Depreciation expense, computed by the straight-line method, was $3.7 million in 1993, $3.8 million in 1994 and $4.4 million in 1995. Depreciable lives for buildings range generally from 20 to 45 years. Estimated useful lives of equipment vary from 5 to 10 years.

  The Financial Accounting Standards Board (the "FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. The provisions of this statement, which will be adopted in 1996, are not expected to have a material impact on the combined financial statements.

 Intangible Assets

  Intangible assets consist primarily of debt issuance costs and are amortized by the straight-line method based upon the lives of the respective loans.

 Income Taxes

  Vencor and its wholly owned subsidiaries (including such entities comprising the operations of Atria) file federal and certain state income tax returns on a consolidated basis. Accordingly, provision for income taxes recorded in the consolidated financial statements of Vencor have been apportioned to Atria on a divisional basis. However, for purposes of the accompanying combined financial statements, provision for income taxes has been recorded as if Atria were filing separate income tax returns.

  Upon completion of the IPO, Atria and its subsidiaries will file separate income tax returns and will not be eligible for inclusion in the consolidated income tax returns of Vencor.

 Minority Interest in Consolidated Entities

  The combined financial statements include all assets, liabilities, revenues and expenses of partnerships controlled by Atria. Minority interests in the earnings and equity of these entities are not significant.

 Earnings per Common Share

  The operations of Atria are included in the consolidated financial statements of Vencor on a divisional basis. Accordingly, historical stockholder's equity accounts and related earnings per common share data are not presented in the accompanying combined financial statements.

  Pro forma earnings per common share are based upon the expected number of common shares outstanding as a result of the IPO and include the issuance of 95,000 shares of restricted stock. See
Note 7.

NOTE 2--NON-RECURRING TRANSACTIONS

  Results of operations for 1995 include a charge of $600,000 related to the writedown of undeveloped property to its estimated net realizable value. Operating results in 1994 include a gain on the sale of property aggregating $425,000.

  Settlements of certain litigation increased income before income taxes by approximately $1.3 million in 1994 and $266,000 in 1993.

                            ATRIA COMMUNITIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3--INCOME TAXES

  A summary of provision for income taxes follows (dollars in thousands):

                                                        1993    1994    1995
                                                        -----  ------  ------
   Current:
    Federal............................................ $(348) $1,965  $2,021
    State..............................................    (4)    372     383
                                                        -----  ------  ------
                                                         (352)  2,337   2,404
   Deferred............................................   748     169     (63)
                                                        -----  ------  ------
                                                        $ 396  $2,506  $2,341
                                                        =====  ======  ======

  Reconciliation of federal statutory rate to effective income tax rate follows:

                                                        1993    1994    1995
                                                        -----  ------  ------
   Federal statutory rate..............................  35.0%   35.0%   35.0%
   State income taxes, net of federal income tax bene-
    fit................................................   2.6     4.1     4.0
   Other items, net....................................   1.9     0.4     0.5
                                                        -----  ------  ------
    Effective income tax rate..........................  39.5%   39.5%   39.5%
                                                        =====  ======  ======

  Effective January 1, 1993, Atria adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires, among other things, recognition of deferred income taxes using the liability method rather than the deferred method. The effect of this change had no material effect on net income.

  A summary of deferred income taxes by source included in the combined balance sheet at December 31 follows (dollars in thousands):

                                                  1994               1995
                                           ------------------ ------------------
                                           ASSETS LIABILITIES ASSETS LIABILITIES
                                           ------ ----------- ------ -----------
   Depreciation........................... $    -   $2,441    $    -   $2,954
   Partnerships...........................  1,645        -     1,908        -
   Compensation...........................    118        -       187        -
   Other..................................      -       92       152        -
                                           ------   ------    ------   ------
                                           $1,763   $2,533    $2,247   $2,954
                                           ======   ======    ======   ======

  Deferred income taxes totaling $62,000 and $79,000 at December 31, 1994 and 1995, respectively, are included in other current assets. Non-current deferred income taxes, included principally in deferred credits and other liabilities, totaled $832,000 and $786,000 at December 31, 1994 and 1995, respectively.

                            ATRIA COMMUNITIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4--LONG-TERM DEBT

  A summary of long-term debt at December 31 follows (dollars in thousands):

                                                               1994     1995
                                                              ------- --------
   Industrial revenue bonds, 3.2% to 9.9% (rates, generally
    floating, average 5.5%) payable in periodic installments
    through 2025............................................  $55,305 $ 66,456
   Non-interest bearing residential mortgage bonds, payable
    in periodic installments through 2039...................   32,583   33,344
   Collateralized borrowings under Vencor bank revolving
    credit agreement (floating rates averaging 6.9%)........        -    5,550
   Subordinated debentures due 2008 (floating rates averag-
    ing 7%).................................................    3,305        -
                                                              ------- --------
     Total debt, average life of 24 years (rates averaging
      3.9%).................................................   91,193  105,350
   Amounts due within one year..............................      594      844
                                                              ------- --------
     Long-term debt.........................................  $90,599 $104,506
                                                              ======= ========

  Under the terms of a residency agreement at one community, residents are required to purchase a residential mortgage bond which entitles them to occupy a residential unit and to receive services and use the community as described in the agreement. The face amount of each bond is equal to the market value of the residential unit to be occupied by the resident. The bonds represent non-interest bearing loans to the Company and are non-transferrable. The first maturity date of each bond is January 1, 2040; however, the Company is required to redeem a bond within 180 days of the termination of a residency agreement, at which time Atria is required to repay the residential mortgage bond to the resident less a fee of up to 20% of the face amount of the bond.

  Maturities of long-term debt in years 1997 through 2000 are $849,000, $852,000, $854,000 and $857,000, respectively.

  Certain long-term debt agreements contain customary covenants which include
(i) limitations on additional debt and capital expenditures, (ii) limitations on sales of assets, mergers and changes in ownership and (iii) maintenance of certain financial ratios.

  The estimated fair value of Atria's long-term debt was $78.0 million and $91.8 million at December 31, 1994 and 1995, respectively, compared to carrying amounts aggregating $91.2 million and $105.4 million. The estimate of fair value is based upon the quoted market prices for the same or similar issues of long-term debt, or on rates available to Atria for debt of the same remaining maturities.

  Concurrently with the consummation of the IPO, Atria expects to enter into a bank credit facility (the "Atria Credit Facility"), which will have a maturity of four years and may be extended at the option of the banks for an additional year. Although the terms of the Atria Credit Facility have not yet been finalized, it is presently expected to aggregate up to $200.0 million in revolving credits, including a letter of credit option not to exceed $70.0 million. It is anticipated that loans under the Atria Credit Facility will bear interest, at Atria's option, at either (i) a base rate based on PNC Bank's prime rate or the daily federal funds rate or (ii) a LIBOR rate, plus an additional percentage based on Atria's leverage. It is expected that obligations under the Atria Credit Facility will be secured by all of Atria's property, the capital stock of Atria's present and future principal subsidiaries and all intercompany indebtedness owed to Atria by its subsidiaries. It is also contemplated that the Atria Credit Facility will contain various affirmative, negative and financial covenants. The Atria Credit Facility will be conditioned upon, among other things, consummation of the IPO (the net proceeds from which must aggregate at least $50.0 million), the absence of a change in control of Atria, and Vencor's ownership of a stipulated percentage of the Common Stock upon consummation of the IPO and at least a 30% ownership interest thereafter.

                            ATRIA COMMUNITIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4--LONG-TERM DEBT (CONTINUED)

  Upon consummation of the IPO, Atria intends to refinance all outstanding borrowings under the Vencor bank revolving credit agreement in the table above through proceeds under the Atria Credit Facility.

NOTE 5--CONTINGENCIES

  Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as deductions that continue to be claimed on tax returns.

  Management believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. Management believes that resolution of contingencies will not materially affect Atria's liquidity, financial position or results of operations.

  Principal contingencies are described below:

  Atria is a party to certain litigation involving a minority partner at one of its communities. In June 1996, Atria agreed to settle such litigation and acquire all remaining partnership interests in exchange for cash payments approximating $1.1 million ($630,000 net of tax) payable over three years. The amounts related to this settlement will be charged to earnings upon execution of final settlement agreements.

  The combined financial statements of Atria reflect the anticipated assumption of approximately $95.3 million of Vencor's long-term debt. In the event that all or part of the assumption does not occur prior to the IPO, Vencor would remain primarily liable for such debt. Atria and Vencor have agreed that Atria would pay all amounts and otherwise satisfy all obligations related to such long-term debt. In the case of any Vencor long-term debt proposed to be assumed by Atria in the IPO, to the extent that Atria and Vencor are unable to obtain consents from holders of such debt to the assumption by Atria of primary liability for such debt, the amount of such debt will be reflected as a liability of Vencor in its financial statements (although Vencor's financial statements will also reflect as an asset a receivable from Atria in an equal amount, which will accrue interest and will be payable on the same terms as such Vencor long-term debt). Furthermore, Vencor may be contingently liable as guarantor of certain long-term debt assumed by Atria in the IPO.

NOTE 6--TRANSACTIONS WITH VENCOR

  Atria and Vencor or its subsidiaries have or will enter into certain arrangements which will become effective on or before the completion of the IPO. The agreements are intended to facilitate an orderly transition of Atria from a division of Vencor to a separate publicly held entity which will be minimally disruptive to both Atria and Vencor. A summary of such arrangements follows:

  Administrative Services--Vencor will provide to Atria for a period of one year various administrative services in such areas as finance and accounting, human resources, risk management, legal support, market planning and information systems support. Atria may extend the Administrative Services Agreement for up to one additional year, subject to termination by either party upon 60 days prior written notice. Atria will pay Vencor approximately $660,000 per year for such services.

  Shared Services--Atria and subsidiaries of Vencor will share certain costs at seven communities relating to marketing and certain administrative services. These agreements may be cancelled by either party upon 90 days prior written notice. Atria will pay a maximum of $150,000 per year for such services.

                            ATRIA COMMUNITIES, INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6--TRANSACTIONS WITH VENCOR (CONTINUED)

  Guarantees--Vencor will guarantee for four years certain borrowings by Atria under the Atria Credit Facility in amounts up to $100.0 million in the first year following the IPO, declining to $75.0 million, $50.0 million and $25.0 million in each respective year thereafter. Atria will pay to Vencor a fee equal to 1.5% of any guaranteed amounts.

  Leases--Atria will lease certain properties from Vencor, including its headquarters office space.

  Borrowing From Vencor--A subsidiary of Atria is indebted to Vencor in the amount of $14.0 million. The indebtedness will be evidenced by a promissory note in favor of Vencor, will bear interest at a rate equal to the floating prime rate of National City Bank, Kentucky plus 1.0%, payable quarterly, and the principal amount will be due one year after the IPO. The promissory note may be prepaid, without premium or penalty, at any time after six months.

  Income Taxes--A tax sharing agreement will provide for risk-sharing arrangements in connection with various income tax related issues.

  Registration Rights--Atria has granted demand and piggyback registration rights to Vencor with respect to registration under the Securities Act of 1933 of Atria Common Stock owned by Vencor. Four demand registrations are permitted. Atria will pay the fees and expenses of two demand registrations and the piggyback registrations, while Vencor will pay all underwriting discounts and commissions. The registration rights expire five years from the completion of the IPO and are subject to certain conditions and limitations, including the right of underwriters of an offering to limit the number of shares owned by Vencor included in such registration.

  Registration Expenses--Atria will pay Vencor $150,000 for Vencor's assistance provided to Atria in connection with the IPO.

  Liabilities and Indemnifications--Atria will assume all contractual liabilities relating to the assets transferred by Vencor to Atria.

  In anticipation of the IPO, certain allocations and estimates have been made by management in the combined financial statements to present the historical financial position and results of operations of Atria as a separate entity. The operating results of Atria include certain corporate costs and expenses of Vencor (comprised principally of information systems and various centralized management services) aggregating $525,000 in 1993, $570,000 in 1994 and $600,000 in 1995.

NOTE 7--CAPITAL STOCK

  Atria's Restated Certificate of Incorporation authorizes 50,000,000 shares of common stock (par value $.10 per share) and 5,000,000 shares of preferred stock (par value $1.00 per share). Upon consummation of the IPO, 15,095,000 shares of common stock are expected to be issued and outstanding. No shares of preferred stock will be issued in connection with the IPO.

  The accompanying combined financial statements are presented as if Atria had been operated as a separate entity. Accordingly, stockholder's equity (which represents Vencor's pre-IPO 100% interest) comprises both investments by and non-interest bearing advances from Vencor. Management expects that in connection with the IPO, such amounts will be included as part of Atria's permanent equity capitalization.

  Atria has established certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and directors who are not employees of Atria. Options may be granted at not less than market price on the date of grant, and the initial options to be granted will become exercisable as to one-fourth of the shares annually over a four-year period and are exercisable for a period ending ten years after grant. The plans also provide that awards of restricted stock may be

                            ATRIA COMMUNITIES, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7--CAPITAL STOCK (CONTINUED)

distributed to officers, key employees and certain directors. The initial restricted stock to be granted will vest one-half annually over a two-year period. No options have been granted and no restricted shares have been awarded under the plans.

  Upon consummation of the IPO, the Board of Directors of Atria intends to grant approximately 639,500 stock options (to be granted at a value equal to the IPO price) and award approximately 95,000 restricted shares.

  Atria will account for stock option grants in accordance with APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". In October 1995, the FASB issued Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which provides an alternative to APB 25 and allows for a fair value-based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share of the fair value-based accounting for these arrangements. These disclosure requirements are effective for Atria beginning in 1996.

NOTE 8--EMPLOYEE BENEFIT PLANS

  Atria participates in Vencor's defined contribution retirement plans covering employees who meet certain minimum eligibility requirements. Benefits are determined as a percentage of a participant's contributions and are generally vested based upon length of service. Retirement plan expense was $58,000 for 1993, $66,000 for 1994 and $77,000 for 1995. Amounts equal to retirement plan expense are funded annually.

  Upon consummation of the IPO, Atria will continue to participate in a substantial number of Vencor employee benefit plans.

NOTE 9--ACCRUED LIABILITIES

  A summary of other accrued liabilities at December 31 follows (dollars in thousands):

                                                                      1994 1995
                                                                      ---- ----
   Taxes other than income........................................... $579 $697
   Interest..........................................................  145   70
   Other.............................................................   26   17
                                                                      ---- ----
                                                                      $750 $784
                                                                      ==== ====

NOTE 10--FAIR VALUE DATA

  A summary of fair value data at December 31 follows (dollars in thousands):

                                                     1994             1995
                                               ---------------- ----------------
                                               CARRYING  FAIR   CARRYING  FAIR
                                                VALUE    VALUE   VALUE    VALUE
                                               -------- ------- -------- -------
   Cash and cash equivalents (Note 1)......... $ 1,497  $ 1,497 $  2,819 $ 2,819
   Notes receivable...........................   4,552    4,249        -       -
   Long-term debt, including amounts due
    within one year (Note 4)..................  91,193   78,028  105,350  91,822

                            ATRIA COMMUNITIES, INC.
                     CONDENSED COMBINED STATEMENT OF INCOME

              FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               1995     1996
                                                              -------  -------
Revenues..................................................... $23,264  $25,448
                                                              -------  -------
Salaries, wages and benefits.................................   8,515    9,404
Supplies.....................................................   2,359    2,450
Rent.........................................................     196      199
Depreciation and amortization................................   2,552    2,625
Non-recurring transactions...................................       -    1,050
Other operating expenses (including amounts paid to Vencor,
 Inc. of
 $300 in 1996 and 1995)......................................   4,714    4,929
                                                              -------  -------
                                                               18,336   20,657
                                                              -------  -------
Operating income.............................................   4,928    4,791
Interest expense.............................................   2,286    2,033
Investment income............................................     (54)    (109)
                                                              -------  -------
Income before income taxes...................................   2,696    2,867
Provision for income taxes...................................   1,065    1,133
                                                              -------  -------
  Net income................................................. $ 1,631  $ 1,734
                                                              =======  =======
Pro forma data:
 Earnings per common share...................................          $   .11
 Shares used in computing earnings per common share..........           15,095



The accompanying notes are an integral part of the condensed combined financial statements.

                            ATRIA COMMUNITIES, INC.
                        CONDENSED COMBINED BALANCE SHEET

                    DECEMBER 31, 1995 AND JUNE 30, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                         DECEMBER 31, JUNE 30,
                                                             1995       1996
                                                         ------------ --------
                       ASSETS
Current assets:
 Cash and cash equivalents..............................   $  2,819   $  4,149
 Accounts receivable less allowance for loss of $89--
  1995
  and $99--1996.........................................        561        794
 Other..................................................        366        323
                                                           --------   --------
                                                              3,746      5,266
Property and equipment, at cost:
 Land...................................................     20,668     20,672
 Buildings..............................................    122,986    123,227
 Equipment..............................................     10,510     10,950
 Construction in progress...............................         73      1,195
                                                           --------   --------
                                                            154,237    156,044
 Accumulated depreciation...............................    (23,027)   (25,319)
                                                           --------   --------
                                                            131,210    130,725
Intangible assets less accumulated amortization of
 $3,294--1995 and
 $3,456--1996...........................................      2,173      1,586
Other...................................................      3,788      4,039
                                                           --------   --------
                                                           $140,917   $141,616
                                                           ========   ========
           LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Accounts payable.......................................   $  1,875   $  3,553
 Salaries, wages and other compensation.................      1,019      1,212
 Other accrued liabilities..............................        784      1,440
 Long-term debt due within one year.....................        844        825
                                                           --------   --------
                                                              4,522      7,030
Long-term debt..........................................    104,506    103,586
Deferred credits and other liabilities..................      3,442      3,456
Contingencies
Stockholder's equity:
 Investments by and advances from Vencor, Inc...........     28,447     27,544
                                                           --------   --------
                                                           $140,917   $141,616
                                                           ========   ========

The accompanying notes are an integral part of the condensed combined financial statements.

                            ATRIA COMMUNITIES, INC.
                   CONDENSED COMBINED STATEMENT OF CASH FLOWS

              FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               1995     1996
                                                              -------  -------
Cash flows from operating activities:
 Net income.................................................. $ 1,631  $ 1,734
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..............................   2,552    2,625
  Deferred income taxes......................................     (29)      35
  Non-recurring transactions.................................       -    1,050
  Other......................................................     127      (13)
  Change in operating assets and liabilities:
   Accounts receivable.......................................    (494)    (246)
   Other assets..............................................     256     (151)
   Accounts payable..........................................    (627)     896
   Other accrued liabilities.................................     494      506
                                                              -------  -------
    Net cash provided by operating activities................   3,910    6,436
Cash flows from investing activities:
 Purchase of property and equipment..........................  (1,252)  (1,753)
 Net change in partnership investments.......................     722       18
 Other.......................................................      25      (10)
                                                              -------  -------
    Net cash used in investing activities....................    (505)  (1,745)
Cash flows from financing activities:
 Issuance of long-term debt..................................   2,904    5,178
 Repayment of long-term debt.................................  (2,623)  (6,020)
 Net payments to Vencor, Inc.................................  (2,560)  (2,422)
 Other.......................................................     (88)     (97)
                                                              -------  -------
    Net cash used in financing activities....................  (2,367)  (3,361)
                                                              -------  -------
Change in cash and cash equivalents..........................   1,038    1,330
Cash and cash equivalents at beginning of period.............   1,497    2,819
                                                              -------  -------
Cash and cash equivalents at end of period................... $ 2,535  $ 4,149
                                                              =======  =======
Supplemental information:
 Interest payments........................................... $ 1,961  $ 1,278
 Income tax payments.........................................   1,155    1,133
 Non-cash transactions:
  Exchange of note receivable for additional partnership
   interest..................................................   4,552        -

The accompanying notes are an integral part of the condensed combined financial statements.

                            ATRIA COMMUNITIES, INC.
               NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

  The accompanying combined financial statements are presented in a condensed format and consequently do not include all of the disclosures normally required by generally accepted accounting principles or those normally made in Atria's annual financial statements. Accordingly, the reader of these financial statements may wish to refer to Atria's audited combined financial statements for the year ended December 31, 1995 contained elsewhere in this Prospectus for further information.

  The financial information has been prepared in accordance with Atria's customary accounting practices and has not been audited. In the opinion of management, the information presented reflects all adjustments necessary for a fair statement of interim results. All such adjustments are of a normal and recurring nature.

NOTE 2--EARNINGS PER COMMON SHARE

  The operations of Atria are included in the consolidated financial statements of Vencor on a divisional basis. Accordingly, historical stockholder's equity accounts and related earnings per common share data are not presented in the accompanying combined financial statements.

  Pro forma earnings per common share are based upon the expected number of common shares outstanding as a result of the IPO and include the issuance of 95,000 shares of restricted stock.

NOTE 3--NON-RECURRING TRANSACTIONS

  In June 1996, Atria recorded a non-recurring pretax charge of $1.1 million in connection with the settlement of certain litigation involving a minority partner at one of its communities.

NOTE 4--CONTINGENCIES

  Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as deductions that continue to be claimed on tax returns.

  Management believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. Management believes that resolution of contingencies will not materially affect Atria's liquidity, financial position or results of operations.

  The combined financial statements of Atria reflect the anticipated assumption of approximately $95.3 million of Vencor's long-term debt. In the event that all or part of the assumption does not occur prior to the IPO, Vencor would remain primarily liable for such debt. Atria and Vencor have agreed that Atria would pay all amounts and otherwise satisfy all obligations related to such long-term debt. In the case of any Vencor long-term debt proposed to be assumed by Atria in the IPO, to the extent that Atria and Vencor are unable to obtain consents from holders of such debt to the assumption by Atria of primary liability for such debt, the amount of such debt will be reflected as a liability of Vencor in its financial statements (although Vencor's financial statements will also reflect as an asset a receivable from Atria in an equal amount, which will accrue interest and will be payable on the same terms as such Vencor long-term debt). Furthermore, Vencor may be contingently liable as guarantor of certain long-term debt assumed by Atria in the IPO.

                            ATRIA COMMUNITIES, INC.
         NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

NOTE 5--TRANSACTIONS WITH VENCOR

  In anticipation of the IPO, certain allocations and estimates have been made by management in the combined financial statements to present the historical financial position and results of operations of Atria as a separate entity. The operating results of Atria include certain corporate costs and expenses of Vencor (comprised principally of information systems and various centralized management services) aggregating $300,000 in the first six months of 1995 and 1996.

                    Atria's Assisted and Independent Living
                                 Communities


[PHOTOGRAPH OF AN ATRIA   [PHOTOGRAPH OF AN ATRIA   [PHOTOGRAPH OF AN ATRIA
COMMUNITY IN SEDONA       COMMUNITY IN TOPEKA,      COMMUNITY IN WALPOLE,
ARIZONA]                  KANSAS]                   MASSACHUSETTS]






                                [PHOTOGRAPH OF
                               UNITED STATES MAP
                                  INDICATING
                                 EXISTING AND
                                  DEVELOPMENT
                                  COMMUNITIES]







[PHOTOGRAPH OF AN ATRIA         [PHOTOGRAPH OF AN     [PHOTOGRAPH OF
COMMUNITY IN TACOMA,            ATRIA COMMUNITY       AN ATRIA
WASHINGTON]                     IN SPRING HILL,       COMMUNITY IN
                                FLORIDA]              TUCSON,
                                                      ARIZONA]

- --------------------------------------------------------------------------------

Atria currently operates 22 communities in 13 states with a total of 3,022 units, including 650 assisted living units and 2,372 independent living units. The Company plans to develop 60 to 85 assisted living communities over the next three to four years. Currently, there are 13 assisted living communities under development with a total of approximately 850 units.

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURIS-DICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company and its Predecessors.........................................  14
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Combined Financial Data.........................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  24
Management...............................................................  34
Certain Transactions.....................................................  39
Principal Stockholders...................................................  42
Description of Capital Stock.............................................  44
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  48
Legal Matters............................................................  49
Experts..................................................................  49
Available Information....................................................  49
Index to Combined Financial Statements................................... F-1

                                 ------------

 UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               5,000,000 Shares

                                     LOGO

                                 Common Stock

                                 -------------

                                  PROSPECTUS

                                 -------------

                              Alex. Brown & Sons
                                 INCORPORATED

                             Morgan Stanley & Co.
                                 INCORPORATED

                              J.C. Bradford & Co.

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated costs and expenses to be borne by the Company in connection with the offering described in the Registration
Statement:

   Registration Fee.................................................. $ 29,742
   Legal Fees and Expenses...........................................  300,000*
   Accounting Fees and Expenses......................................  250,000*
   Printing and Engraving Expenses...................................  150,000*
   Blue Sky Registration Fees and Expenses...........................   35,000*
   Transfer Agent's Fees.............................................   10,000*
   NASD Listing Fees.................................................    9,125
   Miscellaneous Expenses............................................   66,133*
                                                                      --------
     Total........................................................... $850,000*
                                                                      ========

*Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  A. Elimination of Certain Liability. Pursuant to Article IX of the registrant's Restated Certificate of Incorporation ("Article IX"), a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General registrant Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of Section A of Article IX shall not adversely effect any right or protection of a director of the registrant existing at the time of such repeal or modification.

  B. Right to Indemnification. Subject to Section C of Article XI of the registrant's Restated Certificate of Incorporation, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as in effect from time to time ("ERISA"), penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. The registrant may, by action of its Board of Directors, provide indemnification to other employees or agents of the registrant with the same scope and effect as the indemnification of directors and officers pursuant to
Article IX.

  C. Procedure for Indemnification. Any indemnification under Article IX (unless ordered by a court) shall be made by the registrant only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights then said law permitted the registrant to provide prior to such amendment). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding (the "Disinterested Directors"), or (ii) if such a quorum of Disinterested Directors is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, by independent legal counsel and a written opinion, or (iii) by the stockholders. The majority of Disinterested Directors may, as they deem appropriate, elect to have the registrant indemnify any other employee, agent or other person acting for or on behalf of the registrant.

  D. Advances for Expenses. Costs, charges and expenses (including attorneys' fees) incurred by a director or officer of the registrant, or such other person acting on behalf of the registrant as determined in accordance with Section C of Article IX, in defending a civil or criminal action, suit or proceeding shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or other person to repay all amounts so advanced in the event that it shall ultimately be determined that such director, officer or other person is not entitled to be indemnified by the registrant as authorized in Article IX or otherwise.

  E. Right of Claimant to Bring Suit. If a claim under Sections of Article IX is not paid in full by the registrant within 30 days after a written claim has been received by the registrant, the claimant may at any time thereafter bring suit against the registrant to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the registrant) that the claimant has not met the standard of conduct which make it permissible under the General Corporation Law of the State of Delaware for the registrant to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the registrant. Neither the failure of the registrant (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the registrant (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  F. Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by Article IX shall not be deemed exclusive of any other rights to which a claimant may be entitled under any law (common or statutory) by-law, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in his or her official capacity and as to any action in another capacity while holding office or while employed by or acting as agent for the registrant, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification under Article IX shall be deemed to be a contract between the registrant and each director and officer of the registrant who serves or served in such capacity at any time while Article IX is in effect. Any repeal or modification of Article IX or any repeal or modification of relevant provisions of the General Corporation Law of the State of Delaware or any other applicable law shall not in any way diminish any rights to indemnification of such director, officer or the obligations of the registrant arising hereunder with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of Article IX, references to "the registrant" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article IX of the registrant's

Restated Certificate of Incorporation, with respect to the resulting or surviving corporation, as such person would if such person had served the resulting or surviving corporation in the same capacity.

  G. Insurance. The registrant may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

  H. Severability. If any provision or provisions of Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of Article IX (including, without limitation, each portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of Article IX of the registrant's Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEMS 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Index to and Description of Exhibits

NUMBER                                 DESCRIPTION                                 PAGE NO.
- ------                                 -----------                                 --------
 1      Form of Underwriting Agreement............................................
 3.1+   Restated Certificate of Incorporation.....................................
 3.2    Amended and Restated By-laws..............................................
 4      Specimen Common Stock Certificate.........................................
 5.1    Opinion of Greenebaum Doll & McDonald PLLC as to legality of the securities being registered..............................................
10.1    Form of Registration Rights Agreement.....................................
10.2    Form of Incorporation Agreement...........................................
10.3    Form of Administrative Services Agreement.................................
10.4+   Form of Tax Sharing Agreement.............................................
10.5    Form of 1996 Stock Ownership Incentive Plan...............................
10.6    Form of Non-Employee Directors 1996 Stock Incentive Plan..................
10.7+   Mortgage and Trust Indenture dated as of November 1, 1990, by and between
         New Pond Village Associates and The First National Bank of Boston, as
         Trustee..................................................................
10.8+   Indenture of Trust and Agreement dated as of December 1, 1985, by and among The Redevelopment Agency of the City of San Marcos, San Marcos
         Retirement Village, The First National Bank of Boston, as Trustee, and
         Security Pacific National Bank...........................................
10.9    Form of Services Agreements relating to Kachina Point, San Marcos,
         McMillen, Valley Manor, The Greens, Heritage at Wildwood and Villa
         Campana..................................................................
10.10   Form of Sublease Agreement................................................
10.11   Form of Voting Agreement..................................................
10.12   Form of Redding Lease.....................................................
10.13+  Form of New Pond Village Associates Lease.................................
10.14   Form of Term Promissory Note to Vencor....................................
10.15   Foxhill Village Management Agreement......................................
10.16   Form of Guaranty Fee Agreement............................................
21+     Subsidiaries of the Registrant............................................
23.1    Consent of Greenebaum Doll & McDonald PLLC (included in Exhibit 5.1)......
23.2    Consent of Ernst & Young LLP..............................................
23.3    Consent of Peter J. Grua..................................................
24+     Power of Attorney (included on Signature Page of the Registration
        Statement)................................................................
27*     Financial Data Schedule...................................................

- --------


+Previously filed.

*Included only in the EDGAR version.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes:

    (1) For the purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, in the City of Louisville, Commonwealth of Kentucky, on July 29, 1996.

                                          Atria Communities, Inc.

                                               /s/ J. Timothy Wesley
                                          By: _________________________________

                                                   J. TIMOTHY WESLEY

                                               CHIEF FINANCIAL OFFICER, VICE
                                                PRESIDENT OF DEVELOPMENT AND
                                                       SECRETARY

  In accordance with the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                          TITLE                   DATE

                *                    Chairman of the Board
_________________________________                                  July 29,
        W. BRUCE LUNSFORD                                          1996

                *                    Chief Executive Officer,
_________________________________     President and Director       July 29,
      W. PATRICK MULLOY, II                                        1996

                *                    Chief Financial Officer,
_________________________________     Vice President of            July 29,
        J. TIMOTHY WESLEY             Development and              1996
                                      Secretary (Chief
                                      Financial and
                                      Accounting Officer)

                *                    Director
_________________________________                                  July 29,
      SANDRA HARDEN AUSTIN                                         1996

                *                    Director
_________________________________                                  July 29,
     WILLIAM C. BALLARD JR.                                        1996

                *                    Director
_________________________________                                  July 29,
         THOMAS T. LADT                                            1996

                *                    Director
_________________________________                                  July 29,
          R. GENE SMITH                                            1996

        /s/ June N. King
*By: ____________________________
          JUNE N. KING                                             July 29,
        ATTORNEY-IN-FACT                                           1996